                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON, D.C. 20549




                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934


                            American Financial Corporation
                                   (Name of Issuer)


                        Series F and Series G Preferred Stock

                            (Title of Class of Securities)


                                 Series F - 026087809
                                 Series G - 026087874
                                    (CUSIP Number)


                                 James E. Evans, Esq.
                                One East Fourth Street
                                Cincinnati, Ohio 45202
                                    (513) 579-2536

                    (Name, Address and Telephone Number of Person
                   Authorized to Receive Notices and Communications)


                                      See Item 3
               (Date of Event Which Requires Filing of this Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this
          Schedule  13D, and  is  filing  this  schedule  because  of  Rule
          13d-1(b)(3) or (4), check the following box [   ].

          Check the following box if a fee is being paid with this statement [ X ].

                                  Page 1 of 84 Pages
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

          CUSIP NO. 026087809           13D             Page 2 of 84 Pages
                    026087874

          1    NAME OF REPORTING PERSONS
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               The Administrative Plan Committee of The American
               Financial Corporation Employee Stock Ownership/
               Retirement Plan

          2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) [ ]
                                                                    (b) [ ]
          3    SEC USE ONLY

          4    SOURCE OF FUNDS*
                    N/A

          5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
               IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)                [ ]

          6    CITIZENSHIP OR PLACE OF ORGANIZATION
                    Ohio

          7    NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
               WITH:

               SOLE VOTING POWER
                   8,452,624 Preferred Shares (See Item 5)

          8    SHARED VOTING POWER
                   - - -

          9    SOLE DISPOSITIVE POWER
                   8,452,624 Preferred Shares (See Item 5)

          10    SHARED DISPOSITIVE POWER
                    - - -

          11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                PERSON

                    8,452,624 Preferred Shares (See Item 5)

          12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
                EXCLUDES CERTAIN SHARES*                                [ ]

          13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    59.9% (See Item 5)

          14    TYPE OF REPORTING PERSON*

                    OO

               This Statement is filed on behalf of the Administrative Plan Committee (the "Plan Committee") of The American Financial Corporation Employee Stock Ownership/Retirement Plan (the "AFC ESORP") (the Plan Committee is sometimes referred to herein as the "Reporting Person").

          Item 1.   Security and Issuer.

               This Statement relates to shares of $1.00 par, Series F Voting Cumulative Preferred Stock and $1.00 par, Series G Voting Cumulative Preferred Stock (collectively, the "AFC Preferred Stock") of American Financial Corporation, an Ohio corporation ("AFC"). The principal executive offices of AFC are located at One East Fourth Street, Cincinnati, Ohio 45202.

               American Financial Corporation ("AFC") is a  holding company operating through wholly-owned and majority-owned subsidiaries and other companies in which it beneficially owns significant equity interests. These companies operate in a variety of financial businesses, primarily property and casualty insurance and including annuities and portfolio investing. In non-financial areas, these companies have substantial operations in the food products industry, and radio and television station operations. All of the outstanding common stock of AFC is owned by American Premier Group, Inc. ("American Premier").

          Item 2.   Identity and Background.

               The Administrative Plan Committee of The American Financial Corporation Employee Stock Ownership/Retirement Plan is composed of Sandra W. Heimann and Ronald F. Walker.

               Sandra W. Heimann's principal occupation is as a Vice President of AFC. Ronald F. Walker's principal occupation is as an executive of AFC. He is presently a director of AFC. Ms. Heimann's business address is One East Fourth Street, Cincinnati, Ohio 45202. Mr. Walker's business address is 580 Walnut Street, Cincinnati, Ohio 45202.

               None of the persons listed above have during the last five years (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.







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

          Item 3.   Source and Amount of Funds or Other Consideration.

               The shares of AFC Preferred Stock to which this Statement relates were granted voting rights immediately before a transaction involving the acquisition of AFC by American Premier, as a result of which on April 3, 1995, American Premier became the owner of all of the outstanding common stock of both AFC and American Premier Underwriters, Inc. (the "Acquisition").

               Following the Acquisition, the Preferred Stock represented approximately 21% of the total voting power of AFC.

          Item 4.   Purpose of Transaction.

               The Reporting Person considers the beneficial ownership of AFC Preferred Stock as an investment by the AFC ESORP in the ordinary course of its business. From time to time the AFC ESORP may acquire additional shares of AFC Preferred Stock or dispose of all or some of the shares of AFC Preferred Stock which it beneficially owns. The AFC ESORP has in the past, and expects to continue to, make distributions of AFC Preferred Stock to its participants, as well as repurchase such shares at current market prices.

               Except as set forth in this Item 4, the Reporting Person presently has no plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

               As of March 31, 1995, the Reporting Person beneficially owned an aggregate of 8,452,624 shares (or approximately 59.9%) of the outstanding AFC Preferred Stock as follows:

                                 Number of Shares of        Percent
           Holder            Series F            Series G        Interest

          AFC ESORP     8,375,724            76,900           59.9%

               Between March 6, 1995 and March 31, 1995, the AFC ESORP distributed 1,143,270 shares of AFC Series F to its participants and purchased 331,608 of these shares at prices ranging from $16.125 to $16.875 per share.

               Neither AFC nor American Premier has any ownership in, or voting control over, the assets of the AFC ESORP, including the AFC Preferred Stock held thereby.

               Except as set forth in this Item 5, to the best knowledge and belief of the undersigned, no transactions involving American Premier Common Stock have been effected during the past 60 days by the Reporting Persons.


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                                        - 5 -
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

          Item 6.   Contracts,     Arrangements,      Understandings     or
                    Relationships with Respect to Securities of the Issuer.

               Please see the American Financial Corporation Employee Stock Ownership/Retirement Plan Trust Agreement Amended and Restated as of January 1, 1994 and American Financial Corporation Employee Stock Ownership/Retirement Plan Amended and Restated as of January 1, 1994 which are attached as Exhibits.

          Item 7.   Material to be filed as Exhibits.

                    (1) Powers of Attorney executed in connection with filings under the Securities Exchange Act of 1934, as amended.

                    (2)  American  Financial   Corporation  Employee  Stock
                         ownership/Retirement Plan Trust Agreement Amended and Restated as of January 1, 1994.

                    (3)  American  Financial   Corporation  Employee  Stock
                         Ownership/Retirement Plan Amended and Restated as of January 1, 1994.

               After reasonable inquiry and to the best knowledge and belief of the undersigned, it is hereby certified that the information set forth in this statement is true, complete and correct.

          Dated:     April 11, 1995

                                   THE ADMINISTRATIVE PLAN COMMITTEE OF THE
                                   AMERICAN FINANCIAL CORPORATION  EMPLOYEE
                                   STOCK OWNERSHIP/RETIREMENT PLAN


                                   By: Sandra W. Heiman
                                         Sandra W. Heiman, Member


                                   THE ADMINISTRATIVE PLAN COMMITTEE OF THE
                                   AMERICAN FINANCIAL CORPORATION  EMPLOYEE
                                   STOCK OWNERSHIP/RETIREMENT PLAN


                                   By: Ronald F. Walker
                                         Ronald F. Walker, Member




          (AFC.13D)




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

          Exhibit 1

                                  POWER OF ATTORNEY


               I, Sandra W. Heimann, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as a member of the The Administrative Plan Committee of The American Financial Corporation Employee Stock Ownership/Retirement Plan (the "Plan Committee") and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of the Plan Committee pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,   I  have  hereunto  set  my  hand  at
          Cincinnati, Ohio as of the 4th day of April, 1995.



                                   /s/ Sandra W. Heimann
                                        Sandra W. Heimann

          Exhibit 1

                                  POWER OF ATTORNEY


               I, Ronald F. Walker, do hereby appoint James E. Evans and James C. Kennedy, or either of them, as my true and lawful attorneys-in-fact to sign on my behalf individually and as a member of the The Administrative Plan Committee of The American Financial Corporation Employee Stock Ownership/Retirement Plan (the "Plan Committee") and to file with the Securities and Exchange Commission any schedules or other filings or amendments thereto made by me or on behalf of the Plan Committee pursuant to Sections 13(d), 13(f), 13(g), and 14(d) of the Securities and Exchange Act of 1934, as amended.

               IN  WITNESS  WHEREOF,   I  have  hereunto  set  my  hand  at
          Cincinnati, Ohio as of the 4th day of April, 1995.



                                   /s/ Ronald F. Walker
                                        Ronald F. Walker

          Exhibit 2

                            AMERICAN FINANCIAL CORPORATION

               EMPLOYEE STOCK OWNERSHIP/RETIREMENT PLAN TRUST AGREEMENT

                      AMENDED AND RESTATED AS OF JANUARY 1, 1994

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

               THIS TRUST AGREEMENT made  and entered into this ___  day of

          ________, 1994 by and  between AMERICAN FINANCIAL CORPORATION, an

          Ohio corporation (hereinafter referred to as "Employer"), and PNC

          BANK,  OHIO,  NATIONAL ASSOCIATION  (hereinafter  referred  to as

          "Trustee");

                                 W I T N E S S E T H:

               The  Employer  desires to  amend  and  restate the  American

          Financial  Corporation  Employee Stock  Ownership/Retirement Plan

          Trust Agreement;

               Accordingly, the  Employer and the Trustee  hereby amend and

          restate  the   AMERICAN  FINANCIAL  CORPORATION   EMPLOYEE  STOCK

          OWNERSHIP/RETIREMENT PLAN TRUST as follows:



                                      ARTICLE 1

                                     TRUST ASSETS

               1.1    The  Employer shall  pay  or cause  to pay  "Employer

          Contributions" to  the Trustee from  time to  time in  accordance

          with the  Plan.     The assets  transferred to  the Trustee  from

          Employer  Contributions  hereinafter  made  and  all  investments thereof,  together with all accumulations, accruals, earnings and income  with respect  thereto, shall  be held  by the  Trustee in trust hereunder as the Trust  assets.  The Trust assets  shall be received  by the  Trustee  and allocated  between separate  trust funds, as provided in Article 2 pursuant to written  instructions

          to  the Trustee  from the  Committee.   The Trustee shall  not be

          responsible for  the administration of the  Plan, maintaining any records of Participants'  Accounts under the Plan, or the

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

          computation of or collection of Employer Contributions, but shall hold,  invest, reinvest,  manage, administer  and distribute  the

          Trust assets, as  provided herein, for  the exclusive benefit  of the Participants, retired Participants and their Beneficiaries.



                                      ARTICLE 2

                                     INVESTMENTS

               2.1    The  Trustee shall  invest  and  reinvest  the  Trust

          assets  without  distinction  between  principal  and  income  in accordance with the terms of the Plan and this Trust Agreement.

               2.2    Employer  Contributions which  are  specified by  the

          Committee  shall be invested in Employer Securities as soon as it

          is   practicable  after   the  receipt   of  any   said  Employer

          Contributions; provided, however, that if, in the judgment of the

          Trustee, any purchase by the Trustee of Employer Securities might be in  violation of  applicable federal  securities laws  and the rules  and regulations thereunder, the Trustee  may invest all or any  part of funds otherwise specified to be invested in Employer

          Securities  in  either securities  issued  or  guaranteed by  the

          United States of America  or any agency thereof or  in short-term commercial paper until such time as in the opinion of the Trustee a purchase by it of Employer Securities would not be in violation of such  laws and such rules  and regulations, at which  time the

          Trustee shall  invest such  funds  in Employer  Securities.   The

          Trustee, in its  sole judgment, may invest up to 100% of Employer

          Contributions in  Employer  Securities.   Pending  investment  or

          payment of expenses or benefits, the Trustee may hold any portion

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

          of the Trust assets in cash without liability for interest or may make investments in securities issued or guaranteed by the United

          States  of  America  or  any  agency  thereof  or  in  short-term commercial paper.

               2.3    Dividends,  interest  and   other  distributions   of

          securities, property or cash  received by the Trustee on  or with respect  to investments  of  any separate  trust  funds shall  be

          reinvested  in the  same  separate trust  fund.   Any  securities

          received  by the  Trustee as a  stock split  or dividend  or as a result  of  a reorganization  or  other  recapitalization of  the

          Employer shall be  allocated as  of each accounting  date in  the same manner  as the  stock to  which it  is attributable  is then

          allocated.   In  the event  any rights,  warrants or  options are

          issued  on Employer  Securities held  in the  Trust, the  Trustee shall exercise  them for  the acquisition of  additional Employer

          Securities  to the  extent  that cash  is  then available.    Any

          Employer Securities acquired in this fashion shall be  treated as

          Employer Securities bought by the Trustee for the net price paid.

          Any  rights, warrants  or  options on  Employer Securities  which cannot be exercised  for lack of cash may be  sold by the Trustee and the proceeds treated  as a current cash dividend  received on

          Employer Securities.

               2.4    The Trustee shall also, as directed by the Committee,

          place funds in savings accounts or certificates of deposit issued by any bank (including that of  the Trustee) or savings and  loan

          association,   invest  in  stocks,   shares  and  obligations  of

          corporations or of unincorporated associations or trusts or

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

          investment companies or in any kind of investment fund (including the common trust funds  or collective investment funds maintained by the Trustee or any of its affiliates and investment management companies  for  which  the  Trustee  or  its  affiliates  receive

          compensation  for  providing   investment  advisory,  custody  or

          transfer agency functions), mutual fund or common trust fund,  or

          in   realty  or  personalty,  including  purchase  and  leaseback

          transactions,  interest   in  oil  or  other  depletable  natural

          resources and in other  kinds of investments which are  legal and prudent investments for trustees.

               2.5    The  Committee  shall  assume responsibility  and  be

          liable  for  the  making of  prudent  investments  to the  extent prescribed  in this Article and as is more particularly set forth

          in the Plan.   Investments directed by the Committee shall not be

          in conflict with the  "Prohibited Transactions" provisions of the

          Code.   The  Trustee shall also, pursuant to  directions received

          from the  Committee, purchase such securities  or other property,

          including shares  of stock  of any  classification issued by  the

          Employer, or shall sell such securities or other property held as part of the  Trust assets.  The Trustee shall  have no obligation whatsoever  to  seek  or  request  any such  direction  from  the

          Committee, nor shall the  Trustee have any power or  authority to dispose of any  securities or property acquired  pursuant to such direction, unless directed by the Committee.

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

                                      ARTICLE 3

                          POWER AND AUTHORITY OF THE TRUSTEE

               3.1    In  extension and  not  in limitation  of the  powers

          given to  the Trustee by law or by other provisions of this Trust

          Agreement,  or the  Plan, the  Trustee shall  have the  following powers with respect  to the  Trust Fund to  the extent that  such powers  or  the exercise  thereof  do  not adversely  affect  the qualification  of the Plan or the tax-exempt status of this Trust under the Code or violate any of the provisions of ERISA;

                      (a)     To retain, manage, operate,  repair, develop,

               preserve, improve, mortgage or lease for any period any real property held by the Trustee upon  such terms and conditions as the Trustee deems proper, either alone or by joining with others, using  other Trust assets  for any such  purposes if deemed  advisable;  to  modify, extend,  renew  or otherwise adjust any or all of the provisions of any such mortgage  or lease,  including the  waiver  of rentals,  if by  it deemed advisable; and  to make  provisions for the  amortization of the  investment and/or  depreciation  of the  value of  such property, as the Trustee may deem advisable;

                      (b)     To make, execute, acknowledge and deliver any

               and all deeds, leases, assignments and instruments;

                      (c)     To borrow  or raise money from  itself or any

               other person, firm  or corporation for  the purposes of  the

               Trust  Fund  to  the  extent that  the  Trustee  shall  deem desirable  to  acquire  Employer  Securities  or  any  other property authorized by this Trust Agreement to pay expenses

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

               of the Trust or  to finance or repay indebtedness  which was incurred to acquire Employer Securities or other property or

               to pay expenses  of the Trust.   The Trustee shall  give its

               note,  as Trustee, with  such interest and  security for the loan as may be appropriate or necessary;

                      (d)     To vote any stocks, bonds or other securities

               held  in the Trust, or  otherwise consent to  or request any action  on the  part of  the issuer in  person or  by proxy;

               provided,  however, that  the  Trustee  shall vote  Employer

               Stock  as prescribed  in accordance  with the  provisions of

               Article 4 hereof;

                      (e)     To give general or specific proxies or powers

               of attorney with or without powers of substitution;

                      (f)     To     participate    in     reorganizations,

               recapitalizations,   consolidations,  mergers   and  similar

               transactions  with respect  to Employer  Stock or  any other securities;

                      (g)     To  deposit  such  Employer  Stock  or  other

               securities  in any voting  trust or  with any  protective or like  committee  or  with  a trustee  or  with  depositories designated thereby;

                      (h)     To exercise any options,  subscription rights

               or conversion privileges;

                      (i)     To  sue,  defend,  compromise,  arbitrate  or

               settle any suit or legal proceeding  or any claim due it  or on which it is liable;

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

                      (j)     To retain, acquire or  otherwise deal in  any

               of its  own capital stock if it  is so expressly directed by the Committee or  in any  stock for which  it is  registrar,

               transfer agent and the like;

                      (k)     To   contract   or   otherwise   enter   into

               transactions between itself as  Trustee and as bank, between itself  as Trustee  and the  Employer, its  subsidiaries and affiliates, or any of them, or between itself as Trustee and any  other institution  for  which it  then, theretofore  or thereafter may be acting as Trustee;

                      (l)     To retain  any of the Trust assets in cash or

               deposit with itself as a bank or otherwise without liability for the payment of interest thereon or in property returning no income or  slight income,  so long as  the Trustee  deems this to be advisable for the Trust;

                      (m)     To employ  the services of any  investment or

               brokerage firm to assist in the purchasing or selling of any

               assets   held  hereunder   or  to   otherwise  aid   in  the

               administration of the Plan;

                      (n)     To  exercise any  of the  powers of  an owner

               with respect  to such Employer Securities  or other property comprising the Trust assets.  The Employer may authorize the

               Trustee  to act  on  any matter  or  class of  matters  with respect  to  which direction  or  other  instruction to  the

               Trustee  by the  Employer  is called  for hereunder  without specific direction or other instruction from the Committee;

                      (o)     To employ  or consult with such legal counsel

               (which  may  be  counsel  for  the  Employer),  accountants,

               brokers,  custodians  and  other  agents as  it  shall  deem advisable; and to  deposit any  or all of  the Trust  assets with any agent to be held by such agent for the Trustee upon the terms and conditions as the agent and the Trustee agree;

               and to pay  reasonable expenses and compensation  for all of such services;

                      (p)     To sell, transfer, mortgage, pledge, lease or

               otherwise dispose of, or grant  options with respect to  any securities  or other  property  in the  Trust  at public  or private sale;

                      (q)     Perform all acts, take all  such proceedings,

               and exorcise all such rights  and privileges, whether or not expressly authorized herein, which  it may deem necessary or proper for  the proper administration and  protection of the

               Trust assets.

               Each and  all  of  the foregoing  powers  may  be  exercised

          without court order  or other  legal formality.   No one  dealing

          with  the  Trustee  need   inquire  concerning  the  validity  or

          propriety of anything that is done or need see to the application of any moneys paid or  property transferred to or upon  the order of the Trustee.

                                      ARTICLE 4

                                VOTING EMPLOYER STOCK

               4.1    In the event  voting Employer  Stock is  held in  the

          Trust, the Committee shall determine whether such voting Employer

          Stock  is   Participant-Voted  Stock  or   Committee-Voted  Stock

          pursuant to Article 11 of the Plan.

                                      ARTICLE 5

                                       NOMINEES

               5.1    The  Trustee may  register  any  securities or  other

          property held  by it  under its own  name or in  the name  of its nominees with  or without the  addition of words  indicating that such  securities are held in  a fiduciary capacity,  and may hold any securities  in bearer form, but the  books and records of the

          Trustee shall at  all times  show that all  such investments  are part of the Trust.



                                      ARTICLE 6

                                       RECORDS

               6.1    The Trustee shall keep accurate and detailed accounts

          of  all   investments,  receipts  and   disbursements  and  other

          transactions hereunder,  and  all  accounts,  books  and  records relating  thereto  shall be  open  to  inspection  by any  person designated by  the Committee  or the  Employer at  all reasonable

          times.   The  Trustee  shall  maintain  such records,  make  such

          computations,  except  as  concerns  Employer  Contributions, and perform such ministerial duties as the Committee may from time to time request.

                                      ARTICLE 7

                                       REPORTS

               7.1    Within 60 days after  the end of each December  31 or

          the removal or  resignation of the Trustee,  and as of any  other date  specified by the Committee, the Trustee shall file a report with the Committee.  This report shall show all purchases, sales,

          receipts,  disbursements and  other transactions effected  by the

          Trustee during the year  or period for which the  report is filed and shall contain an exact description,  the cost as shown on the

          Trustee's  books, and  where  readily  ascertainable, the  market value of the end  of such period, of every item held in the Trust and the amount and nature of  every obligation owed by the Trust.

          The  Trustee may  rely without  liability  upon the  valuation of

          Employer Securities as determined by  the Committee.  The Trustee shall be  forever released and discharged from  all liability for all  acts  set forth  in such  report,  except for  actual fraud,

          unless within 90 days after the date of such report the Committee notifies the Trustee of its objection or objections to any matter set forth therein.

                                      ARTICLE 8

                                    DISTRIBUTIONS

               8.1    The Trustee shall make  distributions from the  Trust

          at  such  times  and  in  such  numbers  of  shares  of  Employer

          Securities and  amounts of  cash  to or  for the  benefit of  the person entitled thereto  under the Plan as  the Committee directs

          in writing.   Any undistributed  part of a  Participant's Capital

          Accumulation shall be retained in the Trust until the Committee
          directs  its distribution.    Where distribution  is directed  in

          Employer  Securities,  the  Trustee shall  cause  an  appropriate certificate  to  be issued  to  the person  entitled  thereto and mailed  to the address  furnished it by  the Committee; provided,

          however, that the Trustee shall comply with the provisions of the

          Plan and the regulations of the Committee relating to  repurchase

          of such stock by the Trust or by the Employer.   Any portion of a

          Participant's  Capital  Accumulation  to be  distributed  in cash shall be paid by the Trustee mailing its check to the same person at the same address.



                                      ARTICLE 9

                                      SIGNATURES

               9.1    All  communications  required   hereunder  from   the

          Employer  or the  Committee to  the Trustee  shall be  in writing signed by an officer  of the Employer  or a person authorized  by

          the  Committee  to  sign on  its  behalf.    The Committee  shall

          authorize  one  or more  individuals to  sign  on its  behalf all communications  required hereunder between  the Committee and the

          Trustee.  The Employer and the  Committee shall at all times keep the Trustee advised of  the names and specimen signatures  of all members of the  Committee and the individuals authorized  to sign on behalf of the Committee.  The Trustee shall be fully protected in relying on any such communication and shall not be required to verify the accuracy or validity  thereof unless it has reasonable

          grounds to doubt  the authenticity  of any signature.   If  after

          request the Trustee does not receive instructions from the

          Committee  on  any  matter  in which  instructions  are  required hereunder,  subject to  the provisions  of Article 4  hereof, the

          Trustee shall act or refrain from acting as it may determine.



                                      ARTICLE 10

                                       EXPENSES

               10.1   The Trustee  and the  Committee  may employ  suitable

          agents  and counsel  who may  be counsel for  the Employer.   The

          expenses incurred by the Trustee and the Committee in the perfor-

          mance  of their duties  hereunder and  all other  proper charges,

          expenses,  and disbursements  of  the Trustee  or the  Committee,

          including  the Trustee's  compensation, shall  be charged  to and

          paid  out  of  the  Trust  assets.    Normal  brokerage  charges,

          commissions and  taxes and other  costs incident to  the purchase and  sale of  securities  which  are  included  in  the  cost  of securities purchased or charged against  the proceeds in the case of sales, shall be  paid by or charged against the separate trust

          fund that  contains  or  contained the  subject  security.    The

          Trustee shall be entitled  to compensation as may be  agreed upon in  writing from  time  to time  between  the Committee  and  the

          Trustee.



                                      ARTICLE 11

                                 LIABILITY OF TRUSTEE

               11.1   The Trustee  shall not be  liable for any  expense or

          liability  hereunder unless  due  to or  arising from  its fraud,

          dishonesty, negligence or misconduct. Except as thus provided, the Trustee shall not be liable for the making, retention or sale of any investment or reinvestment made by it, as herein provided,

          nor for  any loss to or  diminution of the Trust  assets, nor for any action it  takes or refrains  from taking  which it deems  in good faith to be in  the best interest of  the Trust or which  it takes or refrains from  taking at the direction of  the Committee or Employer.  The Trustee  shall not be required to pay  interest on  any  part  of the  Trust  assets  which  are held  uninvested pursuant to the Committee's direction.

               11.2   Neither  the Trustee  nor any  other person  shall be

          under  any  duty  to question  any  direction  received  from the

          Committee or to  review any  securities or other  property or  to make any  suggestions to  the Committee in  connection therewith;

          and the Trustee  shall as  promptly as possible  comply with  any

          direction given by  the Committee hereunder.   The Trustee  shall

          not be  liable in any manner and for any reason for the making or retention  of any  investment  pursuant to  such directions,  nor shall the Trustee be liable for its failure to invest  any or all of the Trust assets in the absence of such written directions.

               11.3   The Trustee shall discharge  its duties solely in the

          interest of the Participants and their  Beneficiaries and for the exclusive purpose of providing benefits to Participants and their

          Beneficiaries and defraying  reasonable expenses of administering

          the Plan.   The Trustee shall act  with care, skill, prudence and

          diligence under  the circumstances  any prudent  man acting  in a like  capacity  and  familiar  with  such  matters  would use  in conducting an enterprise of like character and like aims, in accordance with the Plan and the terms and provisions of this

          Trust Agreement,  insofar as  such documents and  instruments are

          consistent  with their standards.   The Trustee may  from time to

          time consult with counsel,  who may be counsel for  the Employer,

          and the Employer  shall indemnify  the Trustee from  any and  all liabilities, losses,  damages and expenses which  the Trustee may suffer as a result of acting upon advice  of counsel with respect to legal questions.



                                      ARTICLE 12

                              AMENDMENT AND TERMINATION

               12.1   The Trust may be  amended or terminated any  time, by

          an instrument in writing, authorized by the Board of Directors of the  Employer  and signed  by an  officer  of the  Employer, duly executed and  acknowledged and delivered to the  Trustee in whole or  in part,  in accordance  with the  express provisions  of the

          Plan.   The Employer  shall have  the right,  in said manner,  to

          amend this Trust Agreement retroactively to its effective date in order initially to meet the requirements of Section 401(a) of the

          Code,  and  to terminate  this Trust  Agreement  in the  event of

          failure  of   the  Internal   Revenue   Service,  after   initial

          application to determine  that the  Plan and the  Trust meet  the

          requirements  of  Section  401(a) of  the  Code.    In no  event,

          however, shall  the duties, powers or liabilities  of the Trustee hereunder be changed without its prior written consent.

               12.2   It  is   intended  that  this  Trust   and  the  Plan

          constitute a qualified trust under Section 401(a) of the Code.

          In  the event  the  Plan and  Trust do  not  receive the  initial approval  of the Internal Revenue Service, then the Plan shall be terminated at such date not later than 90 days after  the date on which  the Internal  Revenue Service  has  failed to  approve the

          Plan,  and  the assets,  together  with  any income  received  or accrued thereon and less  any benefits, obligations and expenses,

          will be distributed  promptly to the Employer  or Participants in this Plan in accordance with this provision and in such manner as the Committee may direct.



                                      ARTICLE 13

                                    IRREVOCABILITY

               13.1   Subject to  the provisions of Article  12, this Trust

          is declared  to be irrevocable and  at no time shall  any part of the Trust assets revert  to or be recoverable by the  Employer or be  used  for  or be  diverted  to purposes  other  than  for the exclusive  benefit  of  Participants  or  retired  or  terminated

          Participants and their Beneficiaries.   However, the Employer may

          by notice  in writing to the  Trustee direct that all  or part of the  Trust assets  be  transferred  to  a  successor  trustee  or trustees  under  a trust  instrument which  is for  the exclusive benefit of  such Participants  and their Beneficiaries  and meets the requirements of Section 401(a) of the Code, and thereupon the

          Trust assets  or any part thereof, together  with any outstanding loans  and accrued  interest attributable  thereto shall  be paid over, transferred  or assigned to  said trustee or  trustees free from the trust created hereunder; provided, however, that no part of the Trust assets may be used to pay premiums or contributions of the Employer  under any other  plan maintained by  it for  the benefit of its Employees.



                                      ARTICLE 14

                          RESIGNATION OR REMOVAL OF TRUSTEE

               14.1   The Trustee or any one of the individual trustees may

          resign  at any time upon 30 days' written notice to the Employer.

          The Trustee or any one of the individual trustees may

          be removed  at any time  by the  Employer upon  30 days'  written

          notice  to  the Trustee.   Upon  the  receipt of  instructions or

          directions  from  the Employer  or the  Committee given  within a reasonable time,  under the circumstances  then prevailing, after the  receipt of  such  instructions or  directions, and  notwith-

          standing any  other provisions hereof, in that  event the Trustee shall have no liability to the Employer, or any person interested

          herein,  for   failure  to  comply  with   such  instructions  or

          directions.   Upon  resignation or  removal of  the  Trustee, the

          Employer  shall  appoint  a  successor trustee.    The  successor

          trustee  shall have the same  powers and duties  as are conferred upon  the  Trustee  hereunder,  and  the  Trustee  shall  assign,

          transfer and pay over  to such successor trustee all  the moneys,

          securities and other property then constituting the Trust assets,

          together  with such records or copies thereof as may be necessary to the successor trustee.

               14.2   The  Trustee  shall  not  be  required  to  make  any

          transfer under this Article 14 or the preceding Article 13 to a successor trustee or trustees unless and until it has been indemnified to its satisfaction against any expenses and liabili-

          ties both with respect to such  transfer and with respect to  any of  its acts  as  Trustee prior  to  such transfer  (except  such expenses  or  liabilities  due  to or  arising  from  its  fraud,

          dishonesty, negligence or misconduct).



                                      ARTICLE 15

                                      ACCEPTANCE

                      15.1    The Trustee  hereby  accepts this  Trust  and

          agrees to  hold the  Trust assets  existing on the  date of  this

          Trust Agreement and all  additions and accretions thereto subject to all the  terms and  conditions of this  Trust Agreement  which shall  be governed  by  and  construed  under  the  laws  of  the jurisdiction within which the  Trustee is located.  In  the event any provisions of this  Trust Agreement shall be held  illegal or invalid for  any reason, the  illegality or invalidity  shall not affect the remaining provisions of this Trust Agreement but shall be  fully severable, and  the Trust Agreement  shall be construed and enforced as  if the  illegal or invalid  provision had  never been inserted herein.

                                      ARTICLE 16

                                      DEFINITION

               16.1   The definitions  of certain  words in the  Plan shall

          apply  to this  Trust Agreement  wherever applicable.   Masculine

          pronouns  refer  to women  as well  as to  men, and  the singular includes the plural.

                                      ARTICLE 17

                                    MISCELLANEOUS

               17.1   The Employer  shall furnish  to the Trustee,  and the

          Trustee shall  furnish to the Employer  such information relevant

          to the Trust as may  be required under the  Code and ERISA.   The

          Trustee shall keep such  records as may be  required of it  under the Code and ERISA.

               17.2   The Employer shall fulfill any obligations imposed on

          the Employer or the Trustee, or both, by ERISA.  In addition, the

          Participants  shall be given any  reports required by  ERISA.  To the  extent that the Trustee must assume any such obligations, it may charge a reasonable fee for its services, including expenses,

          apart from its normal fee.

               IN  WITNESS  WHEREOF,  the  Employer and  the  Trustee  have executed this Trust  Agreement on  the day and  year first  above written in Cincinnati, Hamilton County, Ohio.

          WITNESSES:                         AMERICAN FINANCIAL CORPORATION



                                             BY:






                                             PNC BANK, OHIO,
                                               National Association



                                             BY:

          Exhibit 3

                            AMERICAN FINANCIAL CORPORATION

                       EMPLOYEE STOCK OWNERSHIP/RETIREMENT PLAN

                      AMENDED AND RESTATED AS OF JANUARY 1, 1994

                                      ARTICLE 1

                                    NATURE OF PLAN

               The  principal  purpose  of  the  Employee  Stock Ownership/

          Retirement Plan ("Plan") is to help Employees, during their years of  employment,  accumulate  a substantial  economic  interest in

          American Financial Corporation (the "Company").

               Contributions  to the  Plan  will be  invested primarily  in

          Employer  Securities.   These  contributions  (together  with the

          earnings  throughout) will not be taxed to an Employee until they are distributed.

               The original  Effective Date  of  the Plan  was December  1,

          1975.  The  terms and  provisions of this  Plan were amended  and restated as of January 1, 1984.  This Plan is further amended and restated  effective as  of January  1, 1994  except  as otherwise stated.  The Company will submit the Plan to the Internal Revenue

          Service for approval.

               Although the Plan is designed to invest primarily in Employ-

          er Securities, the Trustee is authorized to invest in other types of assets  such as  stocks, bonds,  certificates of  deposit, and mutual funds.

               The  Plan  is  administered  by  a  Committee  appointed  by

          Company's  Board  of Directors.   This  Committee  is one  of the

          "Named Fiduciaries" as that term is defined in ERISA.  The duties of the Committee are set  out in greater detail elsewhere in  the

          Plan.

               The Plan, as  adopted, does  not permit  or allow  voluntary contributions by Employees.

                                      ARTICLE 2

                                     DEFINITIONS

               In the  Plan, unless the context  clearly implies otherwise,

          the  singular includes  the  plural, the  masculine includes  the feminine, and the following words have the following meanings:

          Account . . . . . . . . . .   One  of several  records maintained
                                        to record  a Participant's interest
                                        in the Plan.

          Age . . . . . . . . . . . .   Age, in years, of an Employee as of
                                        the   last   anniversary   of   the
                                        Employee's date of birth.

          Anniversary Date  . . . . .   The "Anniversary Date" of the Plan
                                        shall mean the 31st day of December
                                        of each year.

          Annual Addition . . . . . .   Subject  to  any  other  applicable
                                        provisions  hereof,  in respect  of
                                        any  Participant,  Annual  Addition
                                        shall mean the sum (for any taxable
                                        year of an Employer) of:

                                        (a)  All   Employer   Contributions
                                        allocated  to  a Participant's  Ac-
                                        count under this Plan or  any other
                                        Defined  Contribution  Plan  of  an
                                        Employer.  With respect to any Plan
                                        Year in which  no more than  1/3 of
                                        the Employer Contributions that are
                                        deductible under  Section 404(a)(9)
                                        of the Code are allocated to highly
                                        compensated  employees  (within the
                                        meaning  of  Section 414(q)  of the
                                        Code),   forfeitures  of   Employer
                                        Stock acquired with the proceeds of
                                        a loan described  in Article 11 and
                                        Employer  Contributions   that  are
                                        deductible under Section 404(a)(9)-
                                        (B)  of the  Code  and are  charged
                                        against  the Participant's  Account
                                        shall  be disregarded  for purposes
                                        of this Paragraph;

                                        (b)  Participant contributions made
                                        to  any other  Defined Contribution
                                        Plan of an Employer;

                                        (c)  All  forfeitures allocated  to
                                        said  Participant's Account  in re-
                                        spect of said taxable year;

                                        (d)  Amounts    allocated,    after
                                        March 31,  1984,  to an  individual
                                        medical benefit account (as defined
                                        in  Section 415(l)(2) of  the Code)
                                        included  as part  of a  pension or
                                        annuity plan maintained  by an  Em-
                                        ployer; and

                                        (e)  Contributions paid  or accrued
                                        after  December 31, 1985,  for tax-
                                        able  years  ending after  December
                                        31,    1985,     attributable    to
                                        post-retirement   medical  benefits
                                        allocated  to the  separate account
                                        of a  Participant who is  a key em-
                                        ployee  that  has been  established
                                        under  Section  419A(d)(3)  of  the
                                        Code for a welfare benefit fund (as
                                        defined  in  Section 419(e)  of the
                                        Code) maintained by an Employer.

                                        Provided, that the Employee contri-
                                        butions  mentioned  above shall  be
                                        determined  without  regard to  any
                                        Rollover  Contributions   from  any
                                        Individual Retirement Account,  and
                                        from any funds received directly or
                                        indirectly  from a  qualified Trust
                                        of another employer.

          Beneficiary . . . . . . . .   One  or more  recipients designated
                                        to  receive payments  in accordance
                                        with the  terms of the Trust on the
                                        death  of a Participant.   The term
                                        "Participant  or  the Participant's
                                        Beneficiary"  shall not  confer any
                                        rights other than to  a Participant
                                        during the Participant's lifetime.

          Capital Accumulation  . . .   The amount of  the distribution  to
                                        which  a Participant  becomes enti-
                                        tled upon termination of participa-
                                        tion.


          Code  . . . . . . . . . . .   The Internal Revenue  Code of  1986
                                        as the  same now exists or is here-
                                        after revised or amended.

          Committee . . . . . . . . .   The  Committee   appointed  by  the
                                        Board of Directors  of the  Company
                                        to  administer  the  Plan and  give
                                        instructions to the Trustee.

          Company . . . . . . . . . .   The  term "Company"  means American
                                        Financial Corporation.

          Compensation Limit  . . . .   The term "Compensation Limit" shall
                                        mean the maximum amount  of Compen-
                                        sation taken into account under the
                                        Plan for any Plan Year as set forth
                                        in Section 401(a)(17)  of the  Code
                                        and as may be adjusted  by the Sec-
                                        retary   of  Treasury   to  reflect
                                        increases  in  the cost  of living.
                                        For purposes of  this Section,  the
                                        rules of Code Section  414(q)(6) of
                                        the  Code  shall  apply, except  in
                                        applying such rules, the term "fam-
                                        ily" shall include only  the spouse
                                        of the Participant  and any  lineal
                                        descendants of  the Participant who
                                        have not attained age 19 before the
                                        end of  the year.  If,  as a result
                                        of the application  of such  rules,
                                        the adjusted  Compensation Limit is
                                        exceeded, then the limitation shall
                                        be  prorated   among  the  affected
                                        individuals  in proportion  to each
                                        such  individual's Compensation  as
                                        determined under this Section prior
                                        to the application of  this limita-
                                        tion.

                                        In  addition  to  other  applicable
                                        limitations set forth in  the Plan,
                                        and notwithstanding  any other pro-
                                        vision of the Plan to the contrary,
                                        for  Plan  Years  beginning  on  or
                                        after January 1,  1994, the  annual
                                        Compensation of each Employee taken
                                        into account under  the Plan  shall
                                        not  exceed  the  OBRA  '93  annual
                                        compensation limit.   The OBRA  '93
                                        annual compensation limit is $150,-
                                        000, as adjusted by the Commission-
                                        er  for increases  in  the cost  of
                                        living  in accordance  with Section
                                        401(a)(17)(B)  of  the  Code.   The
                                        cost of living adjustment in effect
                                        for a calendar year applies  to any
                                        period, not exceeding 12 months,
                                        over  which Compensation  is deter-
                                        mined (determination period) begin-
                                        ning  in such calendar  year.  If a
                                        determination  period  consists  of
                                        fewer than 12 months, the  OBRA '93
                                        annual  compensation limit  will be
                                        multiplied by a  fraction, the  nu-
                                        merator  of which is  the number of
                                        months in the determination period,
                                        and the denominator of which is 12.

                                        For  Plan  Years  beginning  on  or
                                        after January 1,  1994, any  refer-
                                        ence in this Plan to the limitation
                                        under  Section  401(a)(17)  of  the
                                        Code shall mean the OBRA '93 annual
                                        compensation  limit  set  forth  in
                                        this provision.

                                        If Compensation for  any prior  de-
                                        termination  period  is taken  into
                                        account in  determining an Employe-
                                        e's benefits accruing  in the  cur-
                                        rent  Plan  Year, the  Compensation
                                        for that prior determination period
                                        is  subject to the  OBRA '93 annual
                                        compensation  limit  in effect  for
                                        that  prior  determination  period.
                                        For this purpose, for determination
                                        periods beginning  before the first
                                        day of  the first Plan  Year begin-
                                        ning  on or after  January 1, 1994,
                                        the  OBRA  '93 annual  compensation
                                        limit is $150,000.

          Covered Compensation  . . .   The term "Covered Compensation" (or
                                        "Compensation")   shall    mean   a
                                        Participant's  wages  for the  Plan
                                        Year within the meaning  of Section
                                        3401(a) of the  Code (for  purposes
                                        of  income  tax withholding  at the
                                        source) but  determined without re-
                                        gard  to any  rules that  limit the
                                        remuneration   included  in   wages
                                        based  on the nature or location of
                                        the  employment   or  the  services
                                        performed  (such  as the  exception
                                        for  agricultural labor  in Section
                                        3401(a)(2) of  the Code).   The de-
                                        termination  of Compensation  shall
                                        be made by including  amounts which
                                        are  contributed   by  an  Employer
                                        pursuant to a salary reduction
                                        agreement and which are not includ-
                                        able in  the  gross income  of  the
                                        Participant  under  Sections   125,
                                        402(e)(3), 402(h), 403(b) or 457 of
                                        the Code and Employee contributions
                                        described  in Section  414(h)(2) of
                                        the  Code that  are treated  as Em-
                                        ployee contributions.

          Direct Rollover . . . . . .   The  term  "Direct Rollover"  shall
                                        mean a  payment by the Plan  to the
                                        Eligible Retirement Plan  specified
                                        by the Distributee.

          Disability  . . . . . . . .   The  term "Disability"  or "Totally
                                        and  Permanently   Disabled"  shall
                                        mean a physical or mental condition
                                        arising after an  Employee has  be-
                                        come a Participant  and which  pro-
                                        hibits a  Participant from engaging
                                        in any occupation or employment for
                                        remuneration or  profit, except for
                                        the  purpose of  rehabilitation not
                                        incompatible  with   a  finding  of
                                        total  and   permanent  disability.
                                        The determination as  to whether  a
                                        Participant  is Totally  and Perma-
                                        nently Disabled shall be made (A) -
                                        on medical evidence  by a  licensed
                                        physician designated by the Commit-
                                        tee, (B) on evidence that  the Par-
                                        ticipant is eligible for disability
                                        benefits  under any  long-term dis-
                                        ability  plan  sponsored by  an Em-
                                        ployer, or (C) on evidence that the
                                        Participant  is eligible  for total
                                        and  permanent disability  benefits
                                        under  the  Social Security  Act in
                                        effect at the date of disability.

          Distributee . . . . . . . .   The  term "Distributee"  shall mean
                                        an Employee or former Employee.  In
                                        addition, the  Employee's or former
                                        Employee's surviving spouse and the
                                        Employee's  or  former   Employee's
                                        spouse or former  spouse who is the
                                        alternate  payee under  a qualified
                                        domestic  relations  order, as  de-
                                        fined  in  Section  414(p)  of  the
                                        Code, are  Distributees with regard
                                        to  the interest  of the  spouse or
                                        former spouse.

          Effective Date of Plan  . .   The  "Effective Date"  for purposes
                                        of  the  original adoption  of this
                                        Plan  is  December  1, 1975.    The
                                        Effective Date of any  provision of
                                        this Plan required  to comply  with
                                        the  Tax Reform  Act  of 1986,  the
                                        Omnibus  Budget Reconciliation  Act
                                        of 1986, the Omnibus  Budget Recon-
                                        ciliation Act of 1987,  the Techni-
                                        cal  and Miscellaneous  Revenue Act
                                        of  1988,  and  the Omnibus  Budget
                                        Reconciliation Act of 1989 is Janu-
                                        ary 1, 1989.  Otherwise, the Effec-
                                        tive  Date  of  this amendment  and
                                        restatement is January 1, 1994.

          Eligible Retirement Plan  .   The term "Eligible Retirement Plan"
                                        shall mean an individual retirement
                                        account described in Section 408(a)
                                        of the Code, an  individual retire-
                                        ment  annuity described  in Section
                                        408(b) of the Code, an annuity plan
                                        described in Section 403(a)  of the
                                        Code,  or  a  qualified  trust  de-
                                        scribed  in  Section 401(a)  of the
                                        Code, that accepts the Distributee-
                                        's Eligible  Rollover Distribution.
                                        However, in the case of an Eligible
                                        Rollover  Distribution to  the sur-
                                        viving spouse,  an Eligible Retire-
                                        ment Plan is an  individual retire-
                                        ment account  or individual retire-
                                        ment annuity.

          Eligible Rollover
            Distribution  . . . . . .   The term "Eligible Rollover Distri-
                                        bution" shall mean any distribution
                                        of all  or any portion of  the bal-
                                        ance to the credit of the Distribu-
                                        tee, except that an  Eligible Roll-
                                        over Distribution does not include:
                                        any distribution  that is one  of a
                                        series of substantially equal peri-
                                        odic payments  (not less frequently
                                        than  annually)  made for  the life
                                        (or  life  expectancy) of  the Dis-
                                        tributee  or  the  joint lives  (or
                                        joint  life  expectancies)  of  the
                                        Distributee  and the  Distributee's
                                        designated  Beneficiary,  or for  a
                                        specified  period  of ten  years or
                                        more; any distribution  to the  ex-
                                        tent such distribution is required
                                        under  Section   401(a)(9)  of  the
                                        Code;  and the portion  of any dis-
                                        tribution that is not includable in
                                        gross  income  (determined  without
                                        regard  to  the  exclusion for  net
                                        unrealized  appreciation  with  re-
                                        spect to employer securities.)

          Employee  . . . . . . . . .   Any  person  who is  a  salaried or
                                        hourly paid employee of  an Employ-
                                        er.
          Employer  . . . . . . . . .   The Company and/or any other corpo-
                                        ration which is  at least 50% owned
                                        or controlled by the  Company which
                                        has been designated  by such  other
                                        corporation's Board of Directors as
                                        an  Employer  participating in  the
                                        Plan  and  which has  accepted such
                                        designation and agreed to  be bound
                                        by the terms of the Plan.

          Employer Account  . . . . .   A  Participant's  Account which  is
                                        credited  with  shares of  Employer
                                        Stock, forfeitures  or other assets
                                        attributable to  such Participant's
                                        Employer  Contributions under  this
                                        Plan.

          Employer Contributions  . .   Contributions  made   to  a  Parti-
                                        cipant's  Employer  Account  by  an
                                        Employer.   The amount of  the con-
                                        tributions to be made each  year by
                                        an Employer under the provisions of
                                        Article  6  hereof shall  be deter-
                                        mined by the Board of  Directors of
                                        an Employer  and such determination
                                        shall be final and  conclusive upon
                                        all persons.

          Employer Securities . . . .   Employer Stock  (as hereinafter de-
                                        fined),  preferred stock,  convert-
                                        ible  debentures,  other securities
                                        of  an  Employer  convertible  into
                                        Employer Stock; or any  other secu-
                                        rities which are deemed to be "qua-
                                        lifying  employer   securities"  as
                                        that  term  is  defined  under  the
                                        provisions of ERISA.

          Employer Stock  . . . . . .   Shares of common stock issued by an
                                        Employer which are readily tradable
                                        on  an established  securities mar-
                                        ket.   If there is no  common stock
                                        which is readily tradable on an
                                        established securities  market, the
                                        term Employer Stock shall  mean the
                                        common stock issued by  an Employer
                                        having  a   combination  of  voting
                                        power and dividend rights  equal to
                                        or in excess  of (A) that  class of
                                        common stock of an  Employer having
                                        the greatest voting power,  and (B)
                                        the  class of  common  stock of  an
                                        Employer having  the greatest divi-
                                        dend rights.

          ERISA . . . . . . . . . . .   The   Employee  Retirement   Income
                                        Security Act of 1974, as amended.

          Hour of Service . . . . . .   (A)  Each hour for which an Employ-
                                        ee is either directly or indirectly
                                        paid, or entitled to payment, by an
                                        Employer  for  the  performance  of
                                        Service.    These  hours  shall  be
                                        credited to such  Employee for  the
                                        compensation  period or  periods in
                                        which  such  duties are  performed;
                                        and

                                        (B)  Each hour for which an Employ-
                                        ee is either directly or indirectly
                                        paid, or entitled to payment, by an
                                        Employer  on account of a period of
                                        time  during  which  no duties  are
                                        performed (irrespective  of whether
                                        the employment relationship is ter-
                                        minated) due  to vacation, holiday,
                                        illness, incapacity (including dis-
                                        ability), layoff,  jury duty, mili-
                                        tary  duty,  or  leave of  absence.
                                        Hours under this paragraph shall be
                                        calculated and credited pursuant to
                                        Section 2530.200b-2(b)  and (c)  of
                                        the Department of Labor Regulations
                                        which  are  incorporated herein  by
                                        this reference.  An  Employee shall
                                        not  be  credited  during any  year
                                        with more than 501 Hours of Service
                                        for  any  single continuous  period
                                        during which  the Employee performs
                                        no duties; and

                                        (C) Each  hour for  which back-pay,
                                        irrespective of  mitigation of dam-
                                        ages, is either  awarded or  agreed
                                        to by  an  Employer.   Hours  under
                                        this paragraph shall be calculated
                                        and  credited  pursuant to  Section
                                        2530.200b-2(b) and (c)  of the  De-
                                        partment of Labor Regulations.  The
                                        same hours of service shall  not be
                                        credited  under  both  subparagraph
                                        (A)  or (B)  as the case  might be,
                                        and  under  this subparagraph  (C).
                                        These  hours  shall be  credited to
                                        the  Employee  for the  computation
                                        period  or  periods  to  which  the
                                        award or  agreement pertains rather
                                        than  the   computation  period  in
                                        which  the   award,  agreement,  or
                                        payment is made.   In addition,  no
                                        more  than  501  Hours  of  Service
                                        shall  be credited for  a period of
                                        time during which the  Employee did
                                        not  or  would  not have  performed
                                        duties during any year.

                                        (D)   Hours  of Service  shall also
                                        include service with an Employer as
                                        a non-Participant in the Plan, ser-
                                        vice as a member  of a class of em-
                                        ployees  excluded  from  the  Plan,
                                        service as a leased  employee under
                                        Section 414(n) of the Code, or ser-
                                        vice  as an  employee of  a related
                                        employer.  If an Employer maintains
                                        the plan of a predecessor employer,
                                        service  for  such predecessor  em-
                                        ployer shall be treated  as service
                                        for  an Employer.   If  an Employer
                                        does not  maintain  the plan  of  a
                                        predecessor employer, service  with
                                        the  predecessor employer  shall be
                                        treated as service for  an Employer
                                        to the extent  prescribed by  Trea-
                                        sury Regulations  promulgated under
                                        Section 414(a)(2) of the Code.

          Inactive Participant  . . .   Any Employee or former  Employee of
                                        an Employer who has an  interest in
                                        the  Plan  but who  has  no Covered
                                        Compensation.

          OBRA '93  . . . . . . . . .   The  Omnibus  Budget Reconciliation
                                        Act of 1993.

          One Year Break
          in Service  . . . . . . . .   The  term "One  Year Break  in Ser-
                                        vice" (or "Break in Service") shall
                                        mean  any  Year of  Vesting Service
                                        during  which  an  Employee (or  if
                                        applicable a  Participant) does not
                                        complete  more  than  500 Hours  of
                                        Service with an Employer, utilizing
                                        the same computation period  as set
                                        forth elsewhere herein.

          Participant . . . . . . . .   Any Employee who  meets the  eligi-
                                        bility requirements  for participa-
                                        tion  in  the  Plan, in  accordance
                                        with the provisions of Article 3.

          Plan  . . . . . . . . . . .   The American Financial  Corporation
                                        Employee Stock Ownership/Retirement
                                        Plan  which  incudes  the Plan  and
                                        Trust Agreement.

          Plan Year . . . . . . . . .   The 12 consecutive month  period of
                                        each year commencing January  1 and
                                        ending December 31.

          Profits . . . . . . . . . .   For any Plan Year the net income or
                                        profits  of  an  Employer for  such
                                        year,  without  any deductions  for
                                        taxes based upon its income or con-
                                        tributions  to  the Trust,  and the
                                        accumulated net earnings or profits
                                        of  an  Employer,  as  an  Employer
                                        shall determine upon  the basis  of
                                        its books of account  in accordance
                                        with  its regular  accounting prac-
                                        tices.

          Semi-Annual Entry Dates . .   Each  January 1st and each July 1st
                                        of each  Plan Year shall  be deemed
                                        an entry date into the Plan.

          Service . . . . . . . . . .   Service shall mean employment as an
                                        Employee.    Service  shall not  be
                                        broken and shall be credited for:

                                        (A)  Absence due  to vacation, tem-
                                        porary sickness, or temporary inju-
                                        ry;

                                        (B)  Leaves of absence duly granted
                                        by an Employer  with all  Employees
                                        and Participants under similar cir-
                                        cumstances being treated in  a uni-
                                        form and non-discriminatory manner;

                                        (C)  Service in the Armed Forces of
                                        the United  States  or any  of  its
                                        allies during any  war or state  of
                                        emergency   in  which   the  United
                                        States shall be engaged, or  in the
                                        Armed Forces of  the United  States
                                        while  any  form  of law  requiring
                                        compulsory  military service  shall
                                        be  in effect  and  when  such  law
                                        shall be applicable to  an Employee
                                        or  Participant,  provided that  in
                                        either case the Employee or Partic-
                                        ipant  shall have  directly entered
                                        into  such  Armed Forces  and shall
                                        not have re-enlisted after the date
                                        of first entering,  and shall  have
                                        made  application   for  employment
                                        within the time prescribed by law;

                                        (D)  During such absences under the
                                        conditions  stated  in   paragraphs
                                        (A),  (B)  and  (C),  the  Employee
                                        shall be conclusively deemed  to be
                                        working  at a  rate  equal  to  the
                                        number of hours such Employee works
                                        during  a  normally scheduled  work
                                        week.

                                        (E)  Except  as otherwise  provided
                                        for  herein,  and  for purposes  of
                                        vesting  hereof, services  rendered
                                        on behalf of  a corporation,  which
                                        together with an Employer, are mem-
                                        bers of a  controlled group of cor-
                                        porations     (as    defined     in
                                        Section 414(b)  of  the Code),  to-
                                        gether  with  any  other trades  or
                                        businesses  which are  under common
                                        control   (as   defined   in   Sec-
                                        tion 414(c) of the Code),  shall be
                                        treated  as  being  employed  by  a
                                        single employer; provided that ser-
                                        vices performed for a  sole propri-
                                        etor  or a partnership  will not be
                                        taken  into  consideration for  any
                                        purposes hereunder.

                                        (F)  Solely for  purposes of deter-
                                        mining whether a One Year  Break in
                                        Service for participation and vest-
                                        ing purposes has occurred in a com-
                                        putation period,  an individual who
                                        is absent from  work for  maternity
                                        or paternity  reasons shall receive
                                        credit  for  the  Hours of  Service
                                        which  would  otherwise  have  been
                                        credited to such individual but for
                                        such absence,  or  in any  case  in
                                        which such hours  cannot be  deter-
                                        mined, eight Hours  of Service  per
                                        day of such absence.   For purposes
                                        of this paragraph, an  absence from
                                        work  for  maternity  or  paternity
                                        reasons  means  an  absence  (1) by
                                        reason  of  the  pregnancy  of  the
                                        individual,  (2) by   reason  of  a
                                        birth of a child of the individual,
                                        (3) by reason of the placement of a
                                        child with the  individual in  con-
                                        nection with the  adoption of  such
                                        child by such individual, or (4) f-
                                        or  purposes  of  caring  for  such
                                        child for a period  beginning imme-
                                        diately  following  such  birth  or
                                        placement.    The Hours  of Service
                                        credited under this paragraph shall
                                        be credited (a) in  the computation
                                        period in which the  absence begins
                                        if  the  crediting is  necessary to
                                        prevent a One Year Break in Service
                                        in that period, or (b) in all other
                                        cases, in the following computation
                                        period.   The total number of Hours
                                        of Service required  to be  treated
                                        as completed for  any period  shall
                                        not exceed 501 hours.

          Trust . . . . . . . . . . .   The Trust created by the  Trust Ag-
                                        reement  entered  into between  the
                                        Company and the Trustee.

          Trust Agreement . . . . . .   The  Agreement between  the Company
                                        and  the  Trustee or  any successor
                                        Trustee establishing  the Trust and
                                        specifying the duties of the Trust-
                                        ee.

          Trustee . . . . . . . . . .   The institution or individuals des-
                                        ignated as Trustee  or Trustees  by
                                        the Board of  Directors of the Com-
                                        pany and any  successor Trustee  or
                                        Trustees  chosen  by  the Board  of
                                        Directors  of   the  Company  which
                                        agrees  to  act  by  executing  the
                                        Trust Agreement.

          Valuation Date  . . . . . .   The  last business day  of the Plan
                                        Year and/or any other  dates deter-
                                        mined  by  the  Committee  for  the
                                        valuation  of Plan assets.   If any
                                        such  date falls  on  a  Sunday  or
                                        holiday,  the   preceding  business
                                        date shall be the Valuation Date.

          Year of Eligibility
          Service . . . . . . . . . .   The total of 12 month  periods com-
                                        mencing on  the Employee's original
                                        date  of  employment and  ending on
                                        the  anniversary of  the Employee's
                                        original  date of  employment coin-
                                        ciding with  or immediately preced-
                                        ing  the  calculation  date  during
                                        which the Employee worked  at least
                                        1,000 Hours of Service.

          Year of Vesting Service . .   Each  Plan  Year  during which  the
                                        Employee  completes at  least 1,000
                                        Hours of Service.


                                      ARTICLE 3

                          EMPLOYEE ELIGIBILITY REQUIREMENTS

               (A)   Participation.  Except  as provided in  (B) below, any

          Employee who  is 21 years of  age or older and  who has completed one Year of Eligibility  Service as of  January 1, 1994 shall  be eligible to participate in the Plan as of that date.  Every other present or future Employee who  has attained the age of 21  years and  who has  completed  one Year  of  Eligibility Service  after

          January 1, 1994  shall be eligible to participate in  the Plan as of the next succeeding July 1 or January 1. The participation of any Employee under this Plan shall be limited to the extent that contributions  made  on the  Employee's  behalf  under any  other qualified employee  benefit plans  by the Employee's  Employer do not  exceed the  limitations  on benefits  and contributions  for qualified plans, as set forth in the Code.

               (B)  Exclusions From Participation.   The following  persons

          shall not be eligible to participate in the Plan:

                    (1)  any independent contractor  or self-employed  per-

                         son;

                    (2)  any Employee who is  a non-resident alien deriving

          no earned income from  an Employer which constitutes income  from sources within the United States;

                    (3)  any Employee who is in a unit of Employees covered

          by a collective bargaining agreement to which retirement benefits were the subject of  good faith bargaining (as determined  by the

          Secretary  of  Labor)  between Employee  representatives  and  an

          Employer, unless there is an agreement making the  Plan available to eligible Employees in such unit; and

                    (4)  any   Leased  Employee   as  defined   in  Section

          414(n)(2) of the Code.

               (C)  Participation Upon Reemployment-Nonforfeitable Benefit.

          A former Participant shall  become a Participant immediately upon the former Participant's return  to the employ of an  Employer if such  former Participant has a nonforfeitable right to all or any portion  of  such  Participant's  Account  balance  derived  from

          Employer Contributions at the time of termination.

               (D)  Participation Upon Reemployment-Forfeitable Benefit.  A

          former Participant  who terminated  on or after  January 1, 1985,

          and did  not have  a nonforfeitable right  to any portion  of the

          former  Participant's  Account  balance  derived   from  Employer

          Contributions at the  time of termination, shall  be considered a new Employee, for eligibility purposes, if the number of consecu-

          tive  One Year Breaks  in Service equal or  exceed the greater of

          (1) five  or (2) the  aggregate  number of  Years of  Eligibility

          Service before such Break in Service.  If such former Participan-

          t's Years of Eligibility Service prior to termination exceeds the number  of consecutive  One  Year Breaks  in  Service after  such termination, or if the  number of consecutive One Year  Breaks is less than  five, such Participant  shall participate immediately.

          Provided, however, if the  former Participant terminated prior to

          January 1, 1985, this  Article 3(D) shall apply to  such Partici-

          pant without regard to the five year requirement.

               (E)  Ineligibility While Employed.   In the event a Partici-

          pant becomes ineligible to participate because the Participant is no longer a member of an eligible class of Employees, but has not incurred  a Break  in  Service, such  Employee shall  participate immediately upon the return  to any eligible class  of Employees.

          If  such Participant incurs a Break in Service, eligibility shall be determined pursuant to the immediately preceding paragraphs.

               (F)  Ineligible Employee Becomes Eligible.   In the event an

          Employee, who is not a member of the eligible class of Employees,

          becomes  a member  of  the eligible  class,  such Employee  shall participate immediately if such Employee has satisfied the

          Service requirements and would  have previously become a Partici-

          pant had the Participant been in the eligible class.


                                      ARTICLE 4

                              PARTICIPATION AND VESTING

               (A)  Vesting.  For all active Employees on  or after January

          1, 1989,  a Participant's interest in  the Participant's Employer

          Account shall become vested  and nonforfeitable to the  extent of the  following  percentages  based  upon full  Years  of  Vesting

          Service with an Employer:

          Years of Service    Percentage Vested   Percentage Forfeited

          Fewer than 5 years          0%                  100%

          At least 5 years          100%                    0%

               (B)  Prior Vesting  Schedules.  For all  active Employees on or  after January 1, 1989, a Participant's interest in the Parti-

          cipant's Employer Account shall  be determined in accordance with the vesting provisions in effect for such Participant immediately prior to termination of employment.

               (C)  Breaks in Service.  In  computing full Years of Vesting

          Service  hereunder, any Participant who  has a One  Year Break in

          Service shall  not receive  credit for  Years of  Vesting Service prior  to such break until the Participant has completed one full

          Year  of Vesting  Service after  such Participant's  return.   In

          addition, Years of Vesting Service  by any Participant after  any five  consecutive One Year Breaks  in Service shall  not be taken into  account for  purposes  of  determining  the  nonforfeitable percentage of a Participant's accrued interest derived from

          Employer Contributions which accrued before such five consecutive

          One  Year Breaks in Service.  Provided, however, if a Participant separated  from  Service  prior to  January  1,  1985, the  prior sentence  shall apply after such Participant has incurred any One

          Year Break in Service.

               Further,  when  computing  full  Years  of  Vesting  Service hereunder, an  Employer shall  establish and maintain  a separate account for  each Participant  who has incurred  five consecutive

          One Year Breaks in  Service and has subsequently returned  to the

          employment of  an  Employer.   The  purpose of  maintaining  such

          separate accounts  will be  to insure  that  said Participant  is

          properly   allocated   Employer   Contributions   made   to   the

          Participant's Account to determine the  nonforfeitable percentage of  such Participant's  accrued interest  in accordance  with the above.

               (D)  Nonvested  Participant.   In  the case  of a  nonvested

          Participant,  Years  of  Vesting  Service before  any  period  of consecutive One Year Breaks  in Service shall not be  required to be  taken  into account  if the  number  of consecutive  One Year

          Breaks  in  Service  within such  period  equals  or  exceeds the greater  of (1)  five  or (2)  the aggregate  number of  Years of

          Vesting Service before such Break in Service.

               (E)  Inactive Participants.  Participation  in the Plan will continue until  a Participant  terminates employment  as provided

          for in  Article 7.   Once participation ceases,  such Participant

          will be an Inactive Participant for as long as the Participant has an interest in the Plan that has not been distributed to the

          Participant or for the Participant's benefit.

               (F)  Forfeitures.  A forfeiture of the non-vested portion of a Participant's Employer Account  shall occur on the last  day of the  Plan Year in which a Participant incurs five consecutive One

          Year  Breaks in Service.   All forfeitures shall  be allocated in

          accordance with Article 6(D).


                                      ARTICLE 5

                                 CAPITAL ACCUMULATION

               When a Participant's participation  in the Plan ceases, such

          Participant becomes entitled to all  final balances in the Parti-

          cipant's  Account in accordance with the  provisions of the Plan.

          The total amount to  which the Participant is entitled  is called the Capital Accumulation.


                                      ARTICLE 6

                                EMPLOYER CONTRIBUTIONS

               (A)  Amount of Employer Contributions.   For each Plan Year,

          each  Employer may contribute an amount or amounts to the Plan as shall  be determined in the discretion of its respective Board of

          Directors.  Any  amount or amounts  contributed hereunder may  be made notwithstanding  the  fact that  an  Employer may  not  have

          Profits; provided,  however, that Employer Contributions,  in the aggregate, for each Plan Year shall never be less than any amount required to enable the Trust to discharge its current obligations to repay any loan described in Article 11, if any.

               Notwithstanding  any  provisions  contained  herein  to  the contrary,  the sum  of the  Annual Addition to  any Participant's

          Account  and the  Annual  Addition to  the  account of  the  same

          Employee  as a Participant in any other Defined Contribution Plan of an Employer shall not exceed the lesser of (1) $30,000, or, if greater,  1/4 of  the dollar limitation  in effect  under Section

          415(b)(1)(A) of the Code; or (2) 25% of the Participant's Compen-

          sation for the Limitation Year.

               In  the event  an  individual is  a  Participant in  both  a

          Defined Benefit  Plan and a Defined  Contribution Plan maintained by the same Employer, the  sum of the Defined Benefit  Plan Frac-

          tion  and the Defined Contribution Plan Fraction for any year may

          not exceed  1.0  in any  Limitation  Year.   Notwithstanding  the

          foregoing,  a  reduction in  the  Annual  Addition shall  not  be required  if the Defined Benefit Plan provides for a reduction of benefits  that  prevents the  sum  of  the Defined  Benefit  Plan

          Fraction and the Defined  Contribution Plan Fraction from exceed-

          ing 1.0.

               The  Defined Benefit Plan  Fraction referred  to above  is a

          fraction   --  the  numerator  of   which  is  the   sum  of  the

          Participant's  projected annual benefit under all Defined Benefit

          Plans  (whether  or not  terminated)  maintained  by an  Employer determined  as of  the  close of  the  Limitation Year,  and  the denominator of which is  the lesser of (a) 1.25 times  the dollar limitation  of Section 415(b)(1)(A) of the Code in effect for the

          Limitation  Year  as  adjusted  under  Section  415(d)(1)(A),  or

          (b) 1.4 times the Participant's average Compensation for the three consecutive years that produces the highest average.

          Notwithstanding the  above, if the Participant  was a Participant as of the  first day of the first Limitation Year beginning after

          December 31, 1986,  in one  or more Defined  Benefit Plans  main-

          tained by an Employer which were in existence on May 6, 1986, the denominator of this fraction  will not be less  than 125% of  the sum of the annual benefits under such plans which the Participant had accrued as of the close of the last Limitation Year beginning before January 1, 1987, disregarding any changes in the terms and conditions of the Plan after May 5, 1986.  The preceding sentence applies only if the Defined Benefit Plans individually and in the aggregate satisfied the requirements  of Section 415 of  the Code for all Limitation Years beginning before January 1, 1987.

               The Defined Contribution Plan  Fraction referred to above is a  fraction,  the numerator  of which  is the  sum of  the Annual

          Additions to the Participant's  Account under all Defined Contri-

          bution Plans maintained by an Employer (whether or  not terminat-

          ed) as of the close  of the Limitation Year, and the  denominator of  which is  the  sum of  the  lesser of  the  following amounts determined  for  such year  and for  each  prior Year  of Vesting

          Service with an Employer:   (i) 1.25 times the  dollar limitation

          in effect under Section  415(c)(1)(A) of the Code for  such year,

          as adjusted under Section 415(d)(1)(B) (determined without regard to Section 415(c)(6) of  the Code), or (ii) 1.4 times  the amount which may be taken into account under Section 415(c)(1)(B) of the

          Code.  If the Participant was a Participant as of the  end of the

          first day of the first Limitation Year beginning after December

          31, 1986, in one or more Defined Contribution Plans maintained by an Employer which were in existence on May 6, 1986, the numerator of this fraction will be adjusted if the sum of this fraction and the Defined Benefit Fraction would otherwise exceed 1.0 under the terms of this Plan.  Under the adjustment, an amount equal to the product of  (i) the excess of  the sum of the  fractions over 1.0 times (ii) the denominator of  this fraction, will be permanently subtracted  from the numerator of this  fraction.  The adjustment is calculated using the fractions as they would be computed as of the end of the  last Limitation Year beginning before  January 1,

          1987, and disregarding any changes in the terms and conditions of the Plan made after May 5, 1986, but using the Section 415 of the

          Code limitation applicable to the first Limitation Year beginning on or after January 1, 1987.

               "Projected Annual Benefit" means the annual benefit to which a  Participant would be entitled  under the terms  of the Defined

          Benefit Plan,  if the Participant continued  employment until the

          Participant  reaches age 60 (or  the current date,  if later) and the Participant's  Compensation for  the Limitation Year  and all

          other  relevant factors  used  to determine  such benefit  remain constant until the  Participant reaches  age 60  (or the  current date, if later).

               If, in any Limitation  Year, the sum of the  Defined Benefit

          Plan Fraction and the  Defined Contribution Plan Fraction exceeds

          1.0, the rate of benefit  accruals under the Defined Contribution

          Plan will be reduced so that the sum of the fractions equals 1.0.

               (B)  Payment  to Trust.    Employer  Contributions  by  each

          Employer will be  paid to the  Trust as each Employer's  Board of

          Directors may from  time to time determine  on or before  the due date  for filing an Employer's federal income tax return for each

          Plan  Year, including any extensions of such due date.  Contribu-

          tions  may be paid in cash or  in securities, or other properties or shares having an equivalent value, or any combination thereof,

          as an Employer's Board of Directors may determine.  To the extent that the Trust has cash obligations  payable in one year from the date the Employer Contribution is due, such Employer Contribution shall be paid in cash.

               (C)  Investment of Employer Contributions.  Employer Contri-

          butions and/or any other assets received by the Trustee attribut-

          able to  Employer Contributions  under the Plan  (including divi-

          dends) shall  be used to invest primarily  in Employer Securities from  either holders of outstanding stock or from an Employer (by

          direct  issuance thereof)  or  both.   The  Committee shall  have

          control over and shall determine  the time or the price at  which

          Employer  Securities may  be  purchased, the  amount of  Employer

          Securities  to be  purchased or  the selection  of the  broker or dealer  through or from whom  they are to  be purchased; provided that all purchases of Employer Securities will be accomplished at

          prices which do  not exceed  their fair market  value.   Employer

          Contributions  and/or other  assets received  by the  Trustee may also be used to satisfy any outstanding obligations of the Trust.

          Purchases of Employer Securities  will be allocated (as hereinaf-

          ter provided) to Participants' Employer Accounts.

               (D)  Allocations to Participant's Employer Account.

                    (1)  A Participant's Employer  Account will be credited

          with Employer  Contributions, forfeitures and the  Net Income (or loss) of the Trust in accordance with the following:

                         (a)  Employer  Contributions  and forfeitures  for

               each  Plan Year  shall be allocated  as of  each Anniversary

               Date  for  which such  contributions  are  made among  those

               Participants  who are employed on  the last day  of the Plan

               Year and  who have 1,000 or  more Hours of Service  for such

               Plan  Year; provided,  however, a  Participant in  the first year  of participation in the  Plan who entered  the Plan on

               July  1 of  such year  shall receive  an allocation  if such

               Participant  has 501  Hours of  Service  for the  Plan Year.

               Participants who died, retired or became disabled during the

               Plan Year shall be deemed to have  been employed on the last day of the Plan  Year.  All Employer Contributions  and for-

               feitures  shall be  allocated  to  a Participant's  Employer

               Account in the same proportion as such Participant's partic-

               ipating Covered Compensation for such Plan Year bears to the total participating Covered Compensation of all Participants for such Plan Year.

                         (b)  Notwithstanding  any  other provision  of the

               Plan,  if the Plan would otherwise fail to meet the require-

               ments of Sections  401(a)(26), 410(b)(1) or  410(b)(2)(A)(i)

               of the Code and  the Regulations thereunder because Employer

               Contributions would not be allocated to a sufficient number or percentage of Participants for a Plan Year, then the following rules shall apply:

                              (i)  The  group  of Participants  eligible to

                    receive an  allocation  of Employer  Contributions  and

                    forfeitures  for the  Plan  Year shall  be expanded  to

                    include the  minimum number of  Participants who  would

                    not otherwise  be eligible as are  necessary to satisfy

                    the  applicable  test  specified above.    The specific

                    Participants who shall become  eligible under the terms

                    of  this  paragraph shall  be  those  who are  actively

                    employed on the  last day  of the Plan  Year and,  when

                    compared  to  similarly  situated   Participants,  have

                    completed the  greatest number  of Hours of  Service in

                    the Plan Year.

                              (ii) If  after  application of  Paragraph (i)

                    above, the applicable test is still not satisfied, then

                    the group of Participants  eligible to receive an allo-

                    cation  of Employer  Contributions and  forfeitures for

                    the Plan Year shall be further expanded  to include the

                    minimum  number of  Participants  who are  not actively

                    employed on the last day of the Plan Year as are neces-

                    sary  to satisfy  the  applicable test.   The  specific

                    Participants who  shall become eligible to  share shall

                    be  those  Participants,  when  compared  to  similarly

                    situated Participants, who have completed  the greatest

                    number  of Hours  of  Service in  the Plan  Year before

                    terminating employment.

                              (iii)     Nothing   in  this   Section  shall

                    permit the  reduction of a Participant's  accrued bene-

                    fit.  Therefore, any  amounts that have previously been

                    allocated  to  Participants may  not be  reallocated to

                    satisfy these requirements.  In such event, an Employer

                    shall  make an  additional  contribution equal  to  the

                    amount  such affected Participants  would have received

                    had  they been included in the  allocations, even if it

                    exceeds  the amount  which  would  be deductible  under

                    Section 404 of the Code.  Any adjustment to the alloca-

                    tions pursuant to this  paragraph shall be considered a

                    retroactive amendment  adopted by  the last day  of the

                    Plan Year.

                              (iv) Notwithstanding  the foregoing,  for any

                    Plan  Year the Plan is a Top Heavy Plan beginning after

                    December 31,  1992, if the  Plan would fail  to satisfy

                    Section  410(b) of the Code if  the coverage tests were

                    applied  by  treating  those  Participants  whose  only

                    allocation  would otherwise be  provided under  the top

                    heavy formula as if  they were not currently benefiting

                    under  the Plan,  then, for  purposes of  this Section,

                    such Participants  shall be  treated as not  benefiting

                    and shall therefore  be eligible to be  included in the

                    expanded class  of Participants  who will share  in the

                    allocation  provided  under  the  Plan's  non-top heavy

                    formula.

                    (c)  Net Income  (or  loss) of  the  Trust --  The  Net

                    Income  (or loss) of the Trust will be determined as of

                    each Valuation Date.   The Net Income (or loss)  of the

                    Trust  which  is  attributable  to  assets  held  in  a

                    Participant's  Employer Account  will  be allocated  to

                    such Participant's Employer Account in the ratio  which

                    the balance  of such Employer Account  on the Valuation

                    Date  bears  to  the  sum  of  such  balances  for  all

                    Participants as of the  same date.  The Net  Income (or

                    loss) includes  the increase (or decrease)  in the fair

                    market value  of assets  of the Trust,  interest, divi-

                    dends,  other income and  expenses since  the preceding

                    Valuation  Date.  It does not include the interest paid

                    on any loan pursuant to Article 11 used by the Trust to

                    purchase Employer Stock.

                    (2)  Equitable  Allocation --  If the  Committee deter-

          mines in  making any valuation,  allocation or adjustment  to any

          Account under the provisions of the Plan that the strict applica-

          tion  of the provisions of the Plan will not produce an equitable and  nondiscriminating  allocation  among  the  Accounts  of  the

          Participants, it may modify  any procedure specified in  the Plan for the purpose of  achieving an equitable and non-discriminatory allocation in accordance  with the general concepts  of the Plan;

          provided,  however,  that  any  such modification  shall  not  be inconsistent with the provisions of Section 401(a) of the Code.

                    (3)  A Participant's  Account will  be credited in  the

          manner,  wherever and  whenever  applicable, set  forth in  Arti-

          cle 6(D)(1) or 6(D)(2) above.

                    (4)  If an Employer does  not maintain any other quali-

          fied plan, the  amount of the Annual Addition  which may be allo-

          cated  under this  Plan to  the Participant's  Account as  of any

          Allocation Date  shall not exceed the  maximum permissible amount

          (based upon that Participant's Compensation up to such Allocation

          Date) reduced by the  sum of any allocations of  Annual Additions made to a Participant's Account under this Plan as of any preced-

          ing Allocation Date within the Limitation Year.

                         If the  Annual Addition under this  Plan on behalf

          of a Participant is to be reduced as of any Allocation  Date as a result of the  above paragraph, such reduction  shall be effected by  proportionately reducing  Employer Contributions  and forfei-

          tures (if  any) to be allocated under this Plan on behalf of such

          Participant as of such Allocation Date.

                         If as  a result of the  allocation of forfeitures,

          or  reasonable error in  estimating a Participant's Compensation,

          or under  other limited facts and circumstances which the Commis-

          sioner of the Internal Revenue Service finds justify, the alloca-

          tion  of such Annual Addition is reduced, such reduction shall be treated as follows:

                    (a)  The amount of such reduction consisting of Employ-

               ee  contributions shall be paid  to the Employee  as soon as administratively feasible.

                    (b)  The amount of such reduction consisting of Employ-

               er  Contributions and  forfeitures  shall  be allocated  and reallocated  to other  Participants' Accounts  in accordance with the Plan formula for  allocating Employer Contributions and forfeitures to  the extent that such  allocations do not cause the additions to any such other Participants' Accounts to exceed  the lesser of  the maximum permissible  amount or any other limitation provided in said Plan.

                    (c)  To  the extent  that the  reductions described  in

               Article 6(D)(4)(b) above  cannot be allocated to  other Par-

               ticipants' Accounts, such reduction  shall be allocated to a

               Suspense Account  as forfeitures and held  therein until the next  succeeding date  on which  forfeitures can  be applied

               under this Plan.   In the event of termination of this Plan,

               the Suspense  Account shall  revert  to an  Employer to  the extent it  may not  then be  allocated to  any Participant's

               Account, because  of the limitations  of Section 415  of the

               Code.

               Notwithstanding any other provision of this Article 6(D)(4),

          an Employer shall not  contribute any amount that would  cause an allocation to the Suspense  Account as of the date  the contribu-

          tion is allocated.  If the contribution is made prior to the date as of which  it is to be allocated, then  such contribution shall not  exceed an  amount  that would  cause  an allocation  to  the

          Suspense Account  if the date  of contribution was  an allocation date.

                                      ARTICLE 7

                       DISTRIBUTIONS OF EMPLOYER CONTRIBUTIONS

               (A)  Full Vesting at Age  60, Total Disability or Death.   A

          Participant  who is  employed  by an  Employer  at the  time  the

          Participant attains  age 60  years, dies  or becomes Totally  and

          Permanently  Disabled shall  become  100% vested  to the  amounts credited to such Participant's Employer Account.

               (B)  Vesting  and  Forfeitures Upon  Other  Termination.   A

          Participant  who (1) terminates employment  for any  reason other than as stated in Article 7(A) above, and (2) incurs five consec-

          utive One Year  Breaks in  Service shall become  entitled to  the vested portion  of such Participant's Employer  Account as deter-

          mined  by the vesting  schedule set  forth in  Article 4  and the balance of the Participant's  Employer Account shall be forfeited in accordance with Article 5(F).

               (C)  Time  of  Distribution.     The  vested  portion  of  a

          Participant's  Employer Account  shall  be distributed  within 60 days after the close of the  Plan Year in which such Participant:

          (1) dies,  (2) becomes  Totally   and  Permanently  Disabled,  or

          (3) attains age 60 and terminates employment.

               (D)  Permitted Distribution.  Notwithstanding the provisions of Article 7(B) above, the vested portion of the Employer Account

          ("Vested  Account")  of  any  former  Participant who  terminated employment  with an Employer  prior to age 60  for a reason other than death or Total and Permanent Disability shall be distributed in accordance with the following:

                    (1)  If  the value of  the Vested Account  is less than

          $3,500, it shall be distributed during the first calendar quarter of  the  year after  such  former Participant  has  incurred five consecutive One Year Breaks in Service.

                    (2)  If the value  of the Vested Account  has ever been

          $3,500 or more, it shall be distributed during the first calendar quarter of  any year after  such former Participant  has incurred five consecutive One Year Breaks in Service provided such Partic-

          ipant requests distribution in writing on or before December 1 of the prior year.

                    (3)  In any event,  distribution shall occur not  later

          than the first  calendar quarter  of the year  after such  former

          Participant has attained age 60.

               (E)  Account Balances of Terminated Employees.  The Employer

          Account  for  any  terminated  Employee shall  be  allocated  all earnings and gains in accordance with Article 6(D)(1)(c).

               (F)  Distributions  to Participants  While Still  Employed.

          Distributions to  a Participant while still  employed for reasons of hardship or any other purpose are not permitted.

               (G)  Valuation.   A Participant's Employer  Account will  be

          valued as of  the Valuation Date  coinciding with or  immediately following the date  of death, Total and Permanent  Disability, or

          termination of employment.   All distributions hereunder shall be

          made  not later than one year after  the date of death, Total and

          Permanent Disability, or any other event described herein.

               (H)  Distributions.    Distributions   of  a   Participant's

          Employer Account may be made in one of the following ways:

                    (1)  By payment in a single lump sum.   Distribution of

          amounts  from  a  Participant's  Employer Account  will  be  made entirely in  Employer Securities as determined  by the Committee,

          and the value of any fractional securities will be paid in cash.

                    (2)  For  distributions after December  31, 1992, by an

          Eligible  Rollover  Distribution  paid  directly  to  an Eligible

          Retirement Plan  specified by the  Distributee in a  Direct Roll-

          over.

               (I)  Prior  Distribution  Designation.   Notwithstanding the

          preceding, a distribution on behalf of any Participant or Benefi-

          ciary  may  be  made in  accordance  with  a  signed distribution designation executed prior to January 1,  1984 in accordance with the  provisions of  Section  242 of  the  Tax Equity  and  Fiscal

          Responsibility Act of 1982.

               (J)  Distribution Requirements.   The forms of  distribution

          shall be subject to the following requirements:

                    (1)  General  Commencement of  Payment Rules.   In  the

          event of retirement,  death, or Total and Permanent Disability of a Participant, payment of  a Participant's benefit shall, subject to  the limitations set forth  below, commence not  later than 60 days  after the close of the  Plan Year in which such retirement,

          death or Total and  Permanent Disability occurred.  In  the event of any other termination of employment, payment of a Participant-

          's  benefit shall,  subject to the  limitations set  forth below,

          commence not  later than 60 days after the close of the Plan Year

          in which the  Participant incurs  a Break in  Service.   Notwith-

          standing the foregoing, if a former Participant attains the age for retirement, dies or becomes Totally and Permanently Disabled after terminating  employment with  an Employer, payment  of that

          Participant's  benefits shall,  subject  to  the limitations  set forth below, commence not  later than 60 days after the  close of the Plan  Year in  which such  age is attained  or such  death or

          Total and Permanent Disability occurred.

                    (2)  How Long Distributions  May Be Delayed.   Notwith-

          standing any  provisions to the  contrary, the distribution  of a

          Participant's benefits shall comply with Section 401(a)(9) of the

          Code   and  the  Regulations   thereunder  (including  Regulation

          1.401(a)(9)-2, the provisions of which are incorporated herein by

          reference).   A  Participant's benefits  shall be  distributed to

          such  Participant not later than  April 1st of  the calendar year following the later of (a) the calendar year in which the Partic-

          ipant attains  age 70 1/2 or  (b) the calendar year  in which the

          Participant retires, provided, however,  that this clause (b) not apply  in the case  of a Participant  who is a  "5% owner" at any time during the five Plan Year period ending in the calendar year in which the Participant attains age 70 1/2.  Notwithstanding the foregoing, clause  (b) above shall  not apply to  any Participant unless  the Participant had attained age 70 1/2 before January 1,

          1988  and was not a "5%  owner" at any time  during the Plan Year ending  with or within the calendar year in which the Participant attained age 66 1/2 or any subsequent Plan Year.

                    (3)  Additional Limitations After Death of Participant.

          If  the Participant dies before distribution of any of the Parti-

          cipant's benefits has begun, then the entire interest of the

          Participant  will  be distributed  within  five  years after  the

          Participant's  death.    If  the designated  Beneficiary  is  the

          surviving spouse of the Participant, then the distributions under this subsection will  not be  required earlier than  the date  on which the Participant would have attained age 70 1/2.

                    (4)  Death Distribution Provisions.  Upon the death  of

          the Participant, the following distribution provisions shall take effect:

                         (a)  If the Participant dies after distribution of

               the  Participant's  interest  has  commenced,  the remaining portion of  such interest will continue to be distributed at least as rapidly as  under the method of  distribution being used prior to the Participant's death.

                         (b)  If the Participant  dies before  distribution

               of the Participant's  interest commences, the  Participant's entire interest will be distributed no later than five years after the Participant's death.

               (K)  Rollover Contributions.   The  Plan shall not  accept a

          transfer of assets from a plan described in Section 401(a)(11)(B)

          of the Code  which will result in its being  a direct or indirect transferee under Section 401(a)(11)(B) of the Code.

               (L)  Put Option.  If the Employer Stock purchased under this

          Article is not publicly traded  when said securities are distrib-

          uted  to a Participant, such  Participant shall be  entitled to a

          "put option" described as follows:

               The put  option shall permit  the Participant  to sell  such

          Employer Stock to an Employer at any time during two option periods, at the fair market value of such shares. The first put option period shall be for at least 60 days beginning on the date

          of distribution.   The second put option  period shall be  for at

          least 60 days beginning  after the new determination of  the fair market  value of Employer Stock  by the Committee  (and notice to the Participant) in the following Plan Year.

               (M)  Sale Options of Participants or Beneficiaries.

                    (1)  Option  to  Offer  Securities.   Any  Participant,

               former  Participant or  Beneficiary  who  receives  Employer

               Securities as benefits under this  Plan may offer within  60 days after receipt of  such securities, to sell the  securi-

               ties  to  the Trustee  or to  the  Company, or  the Employer issuing such Employer Securities, under the terms and provi-

               sions of this Paragraph.

                    (2)  Terms of Option.  The offer to sell the securities

               shall be made  to the  Trustee who shall  inform the  person offering  the securities  in writing,  within 30  days after receipt  of  the offer,  whether  the offer  is  accepted or rejected.  Any securities offered may be purchased by either the Trustee or the Company.  Any securities purchased by the

               Trustee  or by the Company shall be  paid for in full at the purchase price specified in paragraph (3) below, in cash, at the closing  upon surrender  of the certificate  or certifi-

               cates for the securities sold.  The closing shall take place at  a time  and place  fixed by  the Trustee or  the Company within a reasonable period after notice of acceptance of the offer.

                    (3)  Purchase Price  of Securities.  The purchase price

               to  be paid  for any  securities purchased pursuant  to this

               Section  shall be the value of the securities of an Employer as  determined by the Committee.  In determining such value,

               the Committee shall evaluate the securities at their current fair market value and may deduct any expenses incidental  to the handling and transfer of said securities.  Notwithstand-

               ing  the foregoing, if any Participant  receives a bona fide offer from a third party which meets or exceeds the value of the Employer securities, as determined by the Committee, and if said  Participant offers to  sell such securities  to the

               Trustee (or the Company) the Participant shall submit a copy of  such bona  fide offer  in writing  to the  Trustee which shall  have a  period of  30 days  after receipt  thereof to notify such  Participant whether  such offer is  accepted or rejected;  provided,  however,  that should  such  offer  be accepted,  the Trustee (or the Company)  shall offer a price not  less than that offered to the Participant by such third party.



                                      ARTICLE 8

                           GENERAL DISTRIBUTION PROVISIONS

               (A)  Authority to Distribute.  The Trustee will make distri-

          bution only  after having received instructions  from the Commit-

          tee.

               (B)  Designation of Beneficiary.  Distribution will  be made to a Participant if living and, if not, to the Participant's

          Beneficiary.  If a Participant has no Beneficiary then living, or if the Participant's designation  of a Beneficiary is not  effec-

          tive, distribution  will be  made to the  Participant's surviving spouse  or,  if  none,  equally to  the  Participant's  surviving children or, if  none, to  the executor or  administrator of  the

          Participant's  estate.   Notwithstanding  the provisions  of this

          Article 8, if  the Participant  is married and  the Participant's spouse  has  not consented  to  another  Beneficiary pursuant  to regulations established by the Committee, then such Participant's benefits shall be distributed to the Participant's spouse.

               (C)  Distribution to Beneficiary.  To  insure that distribu-

          tion  is made to the individual or individuals of a Participant's choice, the  Participant should designate  this Beneficiary  upon becoming  a  Participant and  keep  such  designation current  by filing a new written designation with the Committee when desiring

          to  change the Beneficiary.   If the Committee  determines that a

          person  entitled  to any  distribution  is  physically unable  or mentally incompetent  to handle such distribution,  it may direct the Trustee to apply such distribution for such person's benefit.

               (D)  Assignment of  Benefit.  A Participant  is not entitled as a matter of  right to any payment, withdrawal  or distribution under the  Plan during  participation; nor may  the Participant's interest in the Plan as a Participant, or after participation has ended,  or that  of a Participant's  Beneficiary, be  assigned by voluntary or involuntary assignment or by operation of law.

                                      ARTICLE 9

                              DIVERSIFICATION OF ACCOUNT

               (A)  General Rule.  If the Trustee borrows funds pursuant to

          Article  11, any Participant who has completed at least ten years of participation  in the  Plan and who  has attained  age 55  may elect within 90  days after the  close of each  Plan Year in  the five Plan Year period beginning  with the Plan Year in which  the

          Participant attains age 55 (or, if later, beginning with the Plan

          Year  in which the Participant  completes ten years of participa-

          tion) to  direct the Trustee as to the investment of at least 25%

          of  the portion  of such  Participant's Employer Account  (to the extent  such  25% portion  exceeds the  amount  to which  a prior

          election  under  this paragraph  applies).   In  the case  of the

          election  year in which the  Participant can make  the last elec-

          tion,  the preceding  sentence shall  be applied  by substituting

          "50%"  for  "25%".   The  Participant's  direction (1)  shall  be

          provided  to the Committee in writing; and (2) shall be effective no later than 180 days after the close of  the Plan Year to which the direction applies.

               (B)  Investment Options.  The Plan may meet the requirements of paragraph (A)  by offering at  least three investment  options

          (other  than  Stock)  to  each Participant  making  the  election described in paragraph (A).

               (C)  Distribution in Lieu of Investment Options.  In lieu of providing investment options, the  Plan may meet the requirements of paragraph (A) by distributing (notwithstanding  Section 409(d)

          of the Code) the portion of the Participant's Employer Account that is covered by the election within 90 days after the last day

          of  the  period during  which  the election  can  be made.   Such

          distribution shall be  subject to such  requirements of the  Plan concerning put options as would otherwise apply to a distribution of Employer Stock from the Plan.  This paragraph (C) shall  apply notwithstanding any  other provision of the Plan  other than such provisions as require the consent of the Participant to a distri-

          bution with a present value in excess of $3,500.  If the Partici-

          pant  does not  consent, such  amount shall  be retained  in this

          Plan.



                                      ARTICLE 10

                                VOTING EMPLOYER STOCK

               In the event voting Employer Stock is held in the Trust, the

          Committee shall  determine whether such voting  Employer Stock is

          Participant-Voted Stock or Committee-Voted Stock.

               If  the Trustee borrows funds pursuant to Article 11, at the time such voting Employer  Stock is released from the  pledge and allocated to a Participant's  Account, such voting Employer Stock shall be considered Participant-Voted Stock.  Any voting Employer

          Stock still held under  the pledge and all other  voting Employer

          Stock  held  in the  Trust  shall  be considered  Committee-Voted

          Stock.

               (A)  Committee-Voted  Stock.   The Committee  shall instruct

          the  Trust  how to  vote the  Committee-Voted  Stock held  in the

          Trust.   If the Trustee  does not receive  such instruction, then

          the Committee-Voted Stock shall not be voted.

               (B)  Participant-Voted Stock.    Each Participant  shall  be

          entitled to  vote the  Participant-Voted Stock allocated  to such

          Participant's Account.   Accordingly, when a  proxy statement for

          an  annual or special meeting of the shareholders of Participant-

          Voted  Stock is  finalized, all  Participants shall  receive such proxy  statement and a form  for the Participant  to instruct the

          Trustee how to  vote such Participant-Voted Stock.   The Partici-

          pant then shall complete  the form and return it  to the Trustee.

          Upon  receipt of  such instructions,  the Trustee  will  vote the

          Participant-Voted Stock  in  accordance with  each  Participant's

          instructions.   If within  five days  prior  to such  shareholder

          meeting,  the  Trustee does  not  receive  instructions from  any

          Participant, the  Trustee shall vote  such Participant's Partici-

          pant-Voted  Stock in  accordance with instructions  received from the Committee.  If the Trustee does not receive instructions from the  Committee, then  the  Participant-Voted Stock  shall not  be voted.



                                      ARTICLE 11

                        SPECIFIC AUTHORIZATION TO BORROW FUNDS

               The  Plan is intended to operate as an employee stock owner-

          ship plan as defined in Section 4975 of the Code in the event and to  the extent the Trustee borrows funds pursuant to this Article

          11.   The Trustee is  specifically authorized to  borrow and pur-

          chase Employer  Stock.  Any loan or loans to the Trust or Trustee

          hereunder must  contain the  following provisions:   (A) the loan

          must be a term loan for a specific period not to exceed 15 years and at a reasonable rate of interest; (B) any collateral pledged to the creditor  by the Trust  shall consist only  of the  assets purchased with the borrowed  funds or the Employer Stock  used as collateral on a prior loan that is being repaid with the proceeds of the current loan (although in addition to such collateral, the

          Company may guarantee repayment of the loan); (C) under the terms of  the loan,  the creditor  shall have  no recourse  against the

          Trust,  except with respect to such collateral given for the loan and earnings attributable thereto, and contributions made hereun-

          der (other than contributions of stock) to meet obligations under the loan  and earnings  attributable to  the  investment of  such contributions; (D) the  loan shall  be repaid only  from Employer

          Contributions to  the  Trust and  from  amounts earned  on  Trust investments; (E) there must  be sufficient Employer Contributions to the Trust  in an amount to  enable the Trust  to pay each  in-

          stallment of principal and interest on the loan on or before  the date such installment is due, even if no tax benefit results from such  Employer Contributions;  and  (F) upon the  payment of  any portion of the  balance due  on the loan,  the assets  originally pledged  as collateral  for such  portion shall be  released from

          encumbrance.    The allocation  of  any  Employer Stock  released

          hereunder shall be in accordance with Treasury Regulation Section

          54.4975-7(b)(8).

                                      ARTICLE 12

                                   ANNUAL STATEMENT

               As  soon  as  practicable  after each  Anniversary  Date,  a

          Participant  will receive a  written statement showing  as of the

          Anniversary Date the status of  such Participant's Account at the end of the preceding  year, including the cost attributable  to a

          Participant's  respective Account  of all Employer  Securities in such Account.



                                      ARTICLE 13

                                    ADMINISTRATION

               (A)  Committee.  The Plan will be  administered by a Commit-

          tee composed of not fewer than two nor more than  ten individuals appointed by the  Board of Directors of  the Company to  serve at

          its pleasure and  without compensation.   Each and every  vacancy

          which may arise in the Committee by reason of resignation, death,

          removal or otherwise shall  be filled by the Company.  Any member of the Committee may resign of the member's  own accord by deliv-

          ering a written resignation to the Company, with said resignation to be effective upon receipt thereof.  Committee action may be by vote of  two or more members  at a meeting or  in writing without

          the  necessity of  a meeting.   Minutes of each  meeting shall be

          kept.

               (B)  Authority of Committee.  The Committee shall be respon-

          sible  for the administration of  the Plan.   The Committee shall

          have all such powers as may  be necessary to carry out the provi-

          sions hereof and may, from time to time, establish rules for the administration of the Plan and the transaction of the Plan's

          business.   In making any such determination or rule, the Commit-

          tee shall pursue  uniform policies  as from time  to time  estab-

          lished by the Committee and shall not discriminate in favor of or against any Participant.  The  Committee shall have the exclusive right  to make any finding  of fact necessary  or appropriate for any purpose under  the Plan  including, but not  limited to,  the determination of  the  eligibility  for  and the  amount  of  any

          benefit payable under  the Plan.   The Committee  shall have  the

          exclusive right to interpret the terms and provisions of the Plan and to  determine any and all questions arising under the Plan or in connection with the administration thereof, including, without limitation, the right to  remedy or resolve possible ambiguities,

          inconsistencies,  or  omissions, by  general  rule or  particular decision.  The  Committee shall make,  or cause  to be made,  all reports or other filings necessary to meet both the reporting and disclosure requirements  and other  filing requirements  of ERISA which  are  the  responsibility  of "plan  administrators"  under

          ERISA.   To the extent  permitted by law,  all findings of  fact,

          determinations, interpretations,  and decisions of  the Committee shall  be  conclusive  and binding  upon  all  persons having  or claiming to have any interest or right under the Plan.

               (C)  Trustees.   Any one  or more  members of  the Committee

          shall have  the right to serve  as a trustee or  trustees while a member of the Committee.  The Committee will give instructions to the Trustee on all  matters within its discretion as  provided in the Trust Agreement. The Committee is empowered to employ on behalf of the Plan, and to direct the Trustee to employ on behalf of the  Trust, brokers, investment advisers,  custodians, accoun-

          tants,  legal counsel,  and  other agents  to  assist it  in  the performance of its duties under the Plan.  All costs and expenses of administering the Plan  and any expenses of the  Trustee shall

          be  paid by  the Trustee out  of the  Trust assets.   The Company

          shall indemnify each member of the Committee against any personal liability or  expense, except for  the member's own  gross negli-

          gence or willful misconduct.

               (D)  Reasonable  Care.   The Committee  shall discharge  its

          duties and  powers hereunder with  the care, skill,  prudence and diligence under the circumstances  then prevailing that a prudent person acting in a  like capacity and familiar with  such matters would use in the conduct of an enterprise of a like character and like aims.


                                      ARTICLE 14

                          CREDIT FOR SERVICE WITH AFFILIATES

               In  the event  that  any Employee  is  transferred from  any participating  Employer to  another participating  Employer, then any and all benefits which the Employee may have under this Plan,

          including  without  limitation Years  of  Vesting  or Eligibility

          Service, shall  be transferred  to the transferee  corporation in the same  manner and under the same terms and conditions as if no

          transfer had occurred.   Any  and all matters  pertaining to  the

          transfer of a Participant's  Employer Account for  administration by the transferee corporation shall be accomplished in a manner determined in the sole discretion of the Committee but applied on a uniform and non-discriminatory basis.


                                      ARTICLE 15

                              INALIENABILITY OF BENEFITS

           None of the benefits under the Plan are subject to the claims of creditors of  Participants, or the Beneficiaries, and will not be subject to  attachment, garnishment,  or any other  legal process

          whatsoever.   Neither  a  Participant, a  retired Participant,  a

          Disabled  Participant,  nor  a  Participant's  Beneficiaries  may

          assign, sell, borrow on, or otherwise encumber any of the Partic-

          ipant's beneficial interest in the Plan and Trust Fund; nor shall any such benefits  be in any manner liable for  or subject to the deeds,  contracts,  liabilities,  engagements  or  torts  of  any

          Participant,  retired  Participant,   Disabled  Participant,   or

          Beneficiary who  shall become bankrupt or  attempt to anticipate,

          sell, alienate, transfer, pledge,  assign, encumber or charge any benefit specifically provided for herein.  The provisions of this

          Article  15 shall  also  apply to  the  creation, assignment,  or recognition of a right to any  benefit payable with respect to  a

          Participant pursuant  to a domestic relations  order, unless such order  is determined to be a  qualified domestic relations order,

          as  defined in Section 414(p) of the  Code, or any domestic rela-

          tions order entered before January 1, 1985.

                                      ARTICLE 16

                              AMENDMENT AND TERMINATION

               (A)  Right to Amend or  Terminate.  The Plan may  be amended or  terminated at any time by written amendment authorized by the

          Board of Directors of the Company and signed by an officer of the

          Company.   The Company shall have  the right, in  said manner, to

          amend this  Plan retroactively  to its  effective  date in  order initially to meet the requirements of Section 401(a) of the Code.

          No amendment  shall retroactively  reduce the rights  of Partici-

          pants nor permit  any part of the Trust assets  to be diverted or used for any purpose other than for the exclusive benefit of  the

          Participants and  their Beneficiaries.  If  any amendment changes the  vesting schedule in Article  4 of the  Plan, any Participant with  three or  more years  of service may,  by filing  a written request with the Committee within  60 days after the  Participant has received notice of such amendment, elect to have such Partic-

          ipant's vested percentage computed  under the vesting schedule in

          effect prior  to the amendment.   No amendment to the  Plan shall

          decrease a Participant's balance or eliminate an optional form of distribution.

               (B)  Withdrawal by an Employer.  Any Employer may, by action of its respective Board  of Directors, terminate participation in the Plan.

               (C)  Termination.  If the Plan is terminated,  participation will end on the last  date on which the  net assets of the  Trust are finally determined.  Further, upon the termination or partial termination of the Plan or upon the complete discontinuance of contributions by the Company, a Participant's entire interest in the  Plan shall be nonforfeitable.  Upon final termination of the

          Trust, the Committee  may direct  the Trustee  to distribute  all assets of the  Trust, in  the form of  Employer Securities  after payment of all obligations properly chargeable against the Trust,

          to the  Participants, former Participants  and Beneficiaries,  in accordance  with the value of the units credited to their respec-

          tive Employer Accounts as of the effective date of termination.

               (D)  Distribution of Assets.  Notwithstanding the foregoing,

          in the event of any termination or  discontinuance hereunder, the

          Company  (or the Committee) may, in its sole and absolute discre-

          tion,  direct the Trustee, or any other person holding the assets of the Plan, to maintain (or distribute) the assets of the Trust,

          after payment of all  obligations properly chargeable against the

          Trust,  and after  allocation  of  the  respective units  to  the

          Participants, former Participants and Beneficiaries.  Such assets shall be held, maintained and distributed in the  manner provided for elsewhere herein as if the Plan had not been terminated.

               (E)  IRS  Approval.  It is  intended that this  Plan and the

          Trust constitute  a qualified trust  under Section 401(a)  of the

          Code.  In the event the Plan and Trust do not receive the initial approval  of the Internal Revenue Service, then the Plan shall be terminated at such date not later  than 90 days after the date on which the  Internal Revenue  Service  has failed  to approve  the

          Plan,  as the  Board of  Directors may  specify, and  the assets,

          together with any income received or accrued thereon and less any benefits, obligations and expenses, will be distributed promptly to the Company or Participants in this Plan in accordance with this provision and in such manner as the Committee may direct.


                                      ARTICLE 17

                     MERGER, CONSOLIDATION OR TRANSFER OF ASSETS

               This Plan  and  Trust shall  not be  merged or  consolidated with,  nor shall any assets or liabilities be transferred to, any other plan unless  the benefits payable  to each Participant,  if the  other plan  was  terminated immediately  after such  action,

          would  be  equal to  or greater  than the  benefits to  which the

          Participant  would have  been  entitled  if  this Plan  had  been terminated immediately before such action.


                                      ARTICLE 18

                                 PARTICIPANT'S RIGHTS

               Except as  may be specifically provided by  law, neither the establishment  of the  Plan  and Trust  hereby  created, nor  any modification thereof,  nor the creation  of any fund  or account,

          nor the payment of any  benefits shall be construed as giving  to any Participant  or  other person  any legal  or equitable  right against  any Employer, or any officer or Employee thereof, or the

          Trustee, except  as herein  provided.  All  Capital Accumulations will be  paid only from the Trust assets and neither any Employer nor the Committee nor the Trustee  nor any officer or director of any  Employer shall  have any  duty or  liability to  furnish the

          Trust  with any  funds,  securities or  other  assets, except  as expressly provided in the Plan.

                                      ARTICLE 19

                                    MISCELLANEOUS

               (A)  Additional Powers of the  Committee.  The Committee may

          promulgate  any and  all rules,  procedures, or  other conditions necessary  to effectuate  and accomplish  the purposes  set forth herein and may direct the Trustee or any other interested persons as  to  the manner  and procedure  necessary  to comply  with the provisions hereof.

               (B)  Claims Procedure.   Should  any claim by  a Participant

          (or Beneficiary)  for benefits  hereunder be denied,  an Employer shall  provide adequate  written notice  to such  Participant (or

          Beneficiary) setting forth,  in a manner calculated  to be under-

          stood by said Participant  (or Beneficiary), the specific reasons for  such denial,  specific references  to pertinent  Plan provi-

          sions, a  description of  any additional material  or information necessary for  the claimant to perfect  such Participant's claim,

          an explanation of why such material or information is needed, and

          an explanation of  the Plan's review procedure.   The Committee's

          obligation hereunder shall be satisfied by sending such notice by

          United States first-class mail to the last-known address of  such

          Participant (or Beneficiary).   Each Participant (or Beneficiary)

          whose claim is denied shall be afforded a  reasonable opportunity for a  full and fair review of the decision to deny such claim by the Committee  upon  delivering the  request for  such review  in writing to  the Committee  within 60  days  following receipt  of notice of the denial.  Any  Participant (or Beneficiary) request-

          ing a review of the denial of a claim shall have the right to be represented by counsel, to review pertinent documents relating to the denial, and to submit issues and comments in writing.  Within

          60 days after the receipt of such request for review, the Commit-

          tee  shall review or reconsider the claim of such Participant (or

          Beneficiary) and  shall give  written notice to  such Participant

          (or Beneficiary) of its decision.

               (C)  Construction  of Plan  and Trust  Agreement.   (1) This

          Plan shall  be governed by  and construed under  the laws of  the

          State  of Ohio and accompanying Trust Agreement under the laws of

          the jurisdiction within  which the  Trustee is located.   In  the

          event of a conflict between the Plan and Trust Agreement, the law of  the Trustee's jurisdiction shall  control as to  the acts and authority of  the Trustee  and any interpretations  of the  Trust

          Agreement.

               (2)  The  Plan is  intended to operate  as a  profit sharing plan  unless and to the extent the Trustee borrows funds pursuant

          to  Article 11.   In  the  event and  to the  extent the  Trustee

          borrows  funds pursuant to Article  11, that portion  of the Plan shall operate as an Employee  Stock Ownership Plan under  Section

          4975 of the Code.

               (D)  Rule  Against Perpetuities.  If the continued existence of the  Trust beyond a certain  period would cause it  to fail by operation  of  law, it  shall  continue  for the  maximum  period permitted and shall then terminate with distribution of assets as provided in Article 8.

               (E)  Limitation  Year.   The  Company hereby  adopts as  its

          Limitation Year under Section 415 of the Code, as amended, its fiscal year. All Compensation paid to any Employee or Partici-

          pant of the Plan with respect to any Limitation Year shall be the amount paid for any fiscal year in which an Employer is on a cash basis or  the amount accrued for any such fiscal year in which an

          Employer is on an accrual basis.

               (F)  Use  of  Independent  Appraiser.    All  valuations  of

          Employer Securities which  are not readily tradable  on an estab-

          lished securities market shall be made by an independent apprais-

          er.


                                      ARTICLE 20

                                   TOP HEAVY RULES

               Provisions of this Article 20 shall be effective in any Plan

          Year  after December 31, 1983, in which the Plan is determined to be a Top Heavy Plan.

               (A)  Definitions.  As used in this Article 20, the following terms shall have the following meanings:

                    (1)  The term "Key Employee" shall mean any Employee or

               former Employee (and the Beneficiaries of such Employee) who at  any time  during the  determination period  (which shall mean  the current  Plan  Year and  the  preceding four  Plan

               Years) was  an officer of  an Employer if  such individual's annual  Compensation exceeded 150%  of the dollar limitation under Section  415(b)(1)(A)  of the  Code;  one of  the  ten

               Employees who is both an owner (or considered an owner under

               Section 318 of the Code) and whose Compensation exceeded the limitation under Section 415(c)(1)(A) of the Code, including cost of living increases; a 5% owner of an Employer; or a 1%

               owner  of an  Employer who  has annual Compensation  of more

               than $150,000.   The determination period  is one Plan  Year

               containing  the  Determination Date  and the  four preceding

               Plan Years.   The term  "Determination Date" shall  mean for

               any  Plan Year subsequent to  the first Plan  Year, the last day of the preceding Plan Year, and for the first Plan Year,

               the last day of that year.   If two or more plans constitute

               an aggregation group in accordance with Section 416(g)(2) of the Code, the plans shall  be aggregated by adding  together the  results for each Plan as of the Determination Dates for such Plans that fall within the same calendar year.

                    The determination of who is a Key Employee will be made

               in accordance  with Section  416(i)(1) of  the Code  and the regulations thereunder.

                    (2)  The term "Permissive Aggregation Group" shall mean

               the Required Aggregation Group of plans plus any  other plan or  plans of an Employer  which, when considered  as a group with  the  Required  Aggregation  Group,  would continue  to satisfy the  requirements of  Sections 401(a)(4) and  410 of the Code.

                    (3) The  term "Required  Aggregation Group"  shall mean

               (a) each qualified plan of an Employer in which at least one

               Key Employee  participates, (b) any other qualified  plan of an  Employer which enables a  plan described in  (a) to meet the requirements  of Sections 401(a)(4)  or 410 of  the Code and (c) any plan of an Employer which terminated during the five-year period ending on the Determination Date if such terminated  plan would  have been  included in  the required

               Aggregation Group if it had not been terminated.

               (B)  The  Determination of Top Heavy.   The Plan  shall be a

          Top  Heavy Plan for  the Plan Year if  as of the  last day of the preceding Plan Year:

                    (1)  The value  of the  Employer Accounts (but  not in-

               cluding  any allocations to be  made as of  such last day of the  Plan  Year except  contributions  actually  made on  or before such date and allocated pursuant to Article 6) of all

               Participants who  are Key Employees exceeds 60% of the value of the sum of Employer Accounts (as calculated above) of all

               Participants (the "60% test"); or

                    (2)  The Plan  is part of a  Required Aggregation Group

               and the  Required Aggregation Group is Top  Heavy.  However,

               and  notwithstanding the "60% test", the Plan shall not be a

               Top Heavy Plan  for any Plan Year in which  the Plan is part of  a Required or Permissive  Aggregation Group which is not

               Top Heavy.

               (C)  Minimum Contribution.  For  any Plan Year in which  the

          Plan is  a Top Heavy  Plan, an Employer shall  contribute to each

          Participant's Employer Account (regardless of the number of Hours of Service of such Participant) an amount equal to the lesser of:

                    (1)  3% of such Participant's Covered Compensation; or

                    (2)  The largest percent an Employer  actually contrib-

               utes to  Employer Accounts of  Participants who are  Key Em-

               ployees (as defined in Section 416(i) of the Code).

               Any  amounts contributed  by  an Employer  which exceed  the minimum contribution  hereunder shall be allocated  in accordance with Article 6, but  considering the amounts contributed pursuant to this Article 20(C).

               (D)  Minimum Vesting.  If  the Plan is  a Top Heavy Plan,  a

          Participant's  vested percentage  in such  Participant's Employer

          Account  shall not  be  less than  the  percentage determined  in accordance with the following  table, notwithstanding the  provi-

          sions of Article 4.

          Years of Service    Percentage Vested   Percentage Forfeited

          Less than 3 years           0%                  100%

          3 years or more           100%                    0%

               (E)  Compensation Limitation.   For any  Plan Year beginning

          prior to January 1, 1989  in which the Plan is a  Top Heavy Plan,

          the  term "Covered  Compensation" of  any Participant  taken into account  under this Plan shall  not exceed the  first $200,000 of such Compensation (as increased from time to time by the Code).

               (F)  Maximum  Benefits.  For any Plan Year in which the Plan is a Top Heavy  Plan, Article 6(A) shall be read  by substituting the  number "1.00" for the  number "1.25" whenever  it appears in such  paragraph,  except such  substitution  shall  not have  the effect  of reducing any  benefit accrued under  a Defined Benefit

          Plan  prior to  the first  day  of the  Plan Year  in which  this provision becomes applicable.

               (G)  Minimum Benefits for Two Plans.  In the event a non-

          Key Employee is  a Participant in  both this  Plan and a  Defined

          Benefit Plan, the minimum contribution required under this

          Article 20(C) shall be 5% instead of 3% of Covered Compensation.

               To record  the adoption of  this Amended and  Restated Plan,

          the  Company  has caused  its appropriate  officers to  affix its

          corporate name this      day of            , 1994.

                                             AMERICAN FINANCIAL CORPORATION


                                             By:

                                   ADOPTION OF THE
                            AMERICAN FINANCIAL CORPORATION
                       EMPLOYEE STOCK OWNERSHIP/RETIREMENT PLAN
                     (Amended and Restated as of January 1, 1994)

               The undersigned do hereby adopt the American Financial Corporation Employee Stock Ownership/Retirement Plan as amended and restated as of January 1, 1994.

          AMERICAN CUSTOM INSURANCE          GREAT    AMERICAN    INSURANCE
          COMPANY
          SERVICES HOLDING COMPANY

          BY:____________________________    BY:___________________________
          ITS:___________________________    ITS:__________________________
          Date:__________________________    Date:_________________________


          AMERICAN EMPIRE SURPLUS LINES      GRIZZLY GOLF CENTER, INC.
          INSURANCE COMPANY

          BY:____________________________    BY:___________________________
          ITS:___________________________    ITS:__________________________
          Date:__________________________    Date:_________________________


          AMERICAN FINANCIAL CORPORATION     MID-CONTINENT CASUALTY COMPANY

          BY:____________________________    BY:___________________________
          ITS:___________________________    ITS:__________________________
          Date:__________________________    Date:_________________________


          AMERICAN MONEY MANAGEMENT          PROVIDENT TRAVEL CORPORATION
          CORPORATION

          BY:____________________________    BY:___________________________
          ITS:___________________________    ITS:__________________________
          Date:__________________________    Date:_________________________


          BROTHERS PROPERTY CORPORATION      STONEWALL INSURANCE COMPANY

          BY:____________________________    BY:___________________________
          ITS:___________________________    ITS:__________________________
          Date:__________________________    Date:_________________________


          DEMPSEY & SIDERS AGENCY, INC.      STONEWALL UNDERWRITERS, INC.

          BY:____________________________    BY:___________________________
          ITS:___________________________    ITS:__________________________
          Date:__________________________    Date:_________________________

          FIDELITY ENVIRONMENTAL INSURANCE
          COMPANY

          BY:____________________________
          ITS:___________________________
          Date:__________________________